UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2018

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Dr. Luis Bonavita 1294, Office 501

Montevideo, Uruguay, 11300 WTC Free Zone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

ARCOS DORADOS HOLDINGS INC.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Number: 333-173496) of Arcos Dorados Holdings Inc. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Consolidated Financial Statements as of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: March 21, 2018

Item 1

Arcos Dorados Holdings Inc.

Consolidated Financial Statements

As of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements – Arcos Dorados Holdings Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ARCOS DORADOS HOLDINGS INC.:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Arcos Dorados Holdings Inc. (the “Company”) as of December 31, 2017 and 2016, and the related consolidated statements of income (loss), comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2017 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2017 and 2016, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Pistrelli, Henry Martin y Asociados S.R.L.

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.

Member of Ernst & Young Global

We have served as the Company’s auditor since 2007

Buenos Aires, Argentina

March 21, 2018

Arcos Dorados Holdings Inc.

Consolidated Statements of Income (Loss)

For the fiscal years ended December 31, 2017, 2016 and 2015

Amounts in thousands of US dollars, except for share data and as otherwise indicated

REVENUES	2017	2016	2015
Sales by Company-operated restaurants	$3,162,256	$2,803,334	$2,930,379
Revenues from franchised restaurants	157,269	125,296	122,361
Total revenues	3,319,525	2,928,630	3,052,740

OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(1,110,240)	(1,012,976)	(1,037,487)
Payroll and employee benefits	(683,954)	(607,082)	(660,773)
Occupancy and other operating expenses	(842,519)	(752,428)	(793,622)
Royalty fees	(163,954)	(142,777)	(149,089)
Franchised restaurants – occupancy expenses	(69,836)	(55,098)	(54,242)
General and administrative expenses	(244,664)	(221,075)	(270,680)
Other operating income, net	68,577	41,386	6,560
Total operating costs and expenses	(3,046,590)	(2,750,050)	(2,959,333)
Operating income	272,935	178,580	93,407
Net interest expense	(68,357)	(66,880)	(64,407)
Loss from derivative instruments	(7,065)	(3,065)	(2,894)
Foreign currency exchange results	(14,265)	32,354	(54,032)
Other non-operating expenses, net	(435)	(2,360)	(627)
Income (loss) before income taxes	182,813	138,629	(28,553)
Income tax expense	(53,314)	(59,641)	(22,816)
Net income (loss)	129,499	78,988	(51,369)
Less: Net income attributable to non-controlling interests	(333)	(178)	(264)
Net income (loss) attributable to Arcos Dorados Holdings Inc.	$129,166	$78,810	$(51,633)

Earnings (loss) per share information:
Basic net income (loss) per common share attributable to Arcos Dorados Holdings Inc.	$0.61	$0.37	$(0.25)
Diluted net income (loss) per common share attributable to Arcos Dorados Holdings Inc.	0.61	0.37	(0.25)

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.

Consolidated Statements of Comprehensive Income (Loss)

For the fiscal years ended December 31, 2017, 2016 and 2015

Amounts in thousands of US dollars

	2017	2016	2015
Net income (loss)	$129,499	$78,988	$(51,369)

Other comprehensive income (loss), net of tax:

Foreign currency translation	4,783	(9,929)	(128,492)
Post-employment benefits:
Loss recognized in accumulated other comprehensive income (loss)	(938)	(310)	(213)
Reclassification of loss to consolidated statement of income (loss)	386	386	440
Post-employment (expenses) benefits (net of $272, $39 and $120 of deferred income taxes)	(552)	76	227
Cash flow hedges:
Net gains (loss) recognized in accumulated other comprehensive loss	6,462	(18,813)	20,487
Reclassification of net loss (gain) to consolidated statement of income (loss)	1,592	11,242	(14,209)
Cash flow hedges (net of $3,938, $nil and $nil of income taxes)	8,054	(7,571)	6,278
Total other comprehensive income (loss)	12,285	(17,424)	(121,987)
Comprehensive income (loss)	141,784	61,564	(173,356)
Less: Comprehensive income attributable to non-controlling interests	(316)	(140)	(73)
Comprehensive income (loss) attributable to Arcos Dorados Holdings Inc.	$141,468	$61,424	$(173,429)

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.

Consolidated Statements of Balance Sheet

As of December 31, 2017 and 2016

Amounts in thousands of US dollars, except for share data and as otherwise indicated

ASSETS	2017	2016
Current assets
Cash and cash equivalents	$308,491	$194,803
Short-term investment	19,588	—
Accounts and notes receivable, net	111,302	83,239
Other receivables	36,310	28,841
Inventories	82,735	48,915
Prepaid expenses and other current assets	94,204	87,643
McDonald’s Corporation’s indemnification for contingencies	407	1,749
Total current assets	653,037	445,190
Non-current assets
Miscellaneous	98,291	89,661
Collateral deposits	2,500	5,325
Property and equipment, net	890,736	847,966
Net intangible assets and goodwill	47,729	43,044
Deferred income taxes	74,299	70,446
Derivative instruments	35,069	—
McDonald’s Corporation’s indemnification for contingencies	2,082	3,421
Total non-current assets	1,150,706	1,059,863
Total assets	$1,803,743	$1,505,053
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$303,452	$217,914
Royalties payable to McDonald’s Corporation	13,729	17,585
Income taxes payable	54,592	38,912
Other taxes payable	82,326	73,681
Accrued payroll and other liabilities	119,088	144,442
Provision for contingencies	2,529	764
Interest payable	9,986	7,035
Current portion of long-term debt	4,359	28,099
Derivative instruments	15,522	19,876
Total current liabilities	605,583	548,308
Non-current liabilities
Accrued payroll and other liabilities	29,366	23,760
Provision for contingencies	25,427	17,348
Long-term debt, excluding current portion	629,142	551,580
Derivative instruments	7,506	10,615
Deferred income taxes	10,577	1,866
Total non-current liabilities	702,018	605,169
Total liabilities	$1,307,601	$1,153,477
Equity
Class A shares - no par value common stock; 420,000,000 shares authorized; 131,072,508 shares issued and outstanding at December 31, 2017; 130,711,224 shares issued and outstanding at December 31, 2016	376,732	373,969
Class B shares - no par value common stock; 80,000,000 shares authorized, issued and outstanding at December 31, 2017 and 2016	132,915	132,915
Additional paid-in capital	14,216	13,788
Retained earnings	401,134	271,968
Accumulated other comprehensive losses	(429,347)	(441,649)
Total Arcos Dorados Holdings Inc. shareholders’ equity	495,650	350,991
Non-controlling interests in subsidiaries	492	585
Total equity	496,142	351,576
Total liabilities and equity	$1,803,743	$1,505,053

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.

Consolidated Statements of Cash Flows

For the fiscal years ended December 31, 2017, 2016 and 2015

Amounts in thousands of US dollars

	2017	2016	2015
Operating activities
Net income (loss) attributable to Arcos Dorados Holdings Inc.	$129,166	$78,810	$(51,633)
Adjustments to reconcile net income (loss) attributable to Arcos Dorados Holdings Inc. to cash provided by operations:
Non-cash charges and credits:
Depreciation and amortization	99,382	92,969	110,715
Loss from derivative instruments	7,065	3,065	2,894
Amortization and accrual of letter of credit fees and deferred financing costs	3,433	3,974	3,982
Gain of property and equipment sales	(93,122)	(55,163)	(10,942)
Deferred income taxes	1,731	5,499	(9,057)
Foreign currency exchange results	20,366	(33,348)	23,239
Accrued net share-based compensation expense	4,216	3,558	4,082
Impairment of long-lived assets and goodwill	17,764	12,742	13,022
Write-offs and related contingencies of property and equipment	8,528	5,776	6,038
Gain on Sales of restaurants businesses	(14,742)	(16,549)	(3,390)
Others, net	6,305	6,637	7,156
Changes in assets and liabilities:
Accounts payable	102,660	35,815	25,020
Accounts and notes receivable and other receivables	(50,211)	(32,604)	2,369
Inventories, prepaid and other assets	(53,466)	26,763	(45,900)
Income taxes payable	18,946	9,480	15,786
Other taxes payable	12.672	8,180	(2,568)
Interest payable	2,942	(9,533)	(3,746)
Accrued payroll and other liabilities and provision for contingencies	35,075	15,412	24,195
Others	(3,540)	2,706	1,427
Net cash provided by operating activities	255,170	164,189	112,689
Investing activities
Property and equipment expenditures	(174,766)	(92,282)	(90,964)
Purchases of restaurant businesses paid at acquisition date	(870)	—	(1,091)
Proceeds from sale of property and equipment and related advances	61,983	88,380	19,738
Proceeds from sales of restaurant businesses and related advances	10,407	25,090	3,861
Acquisitions of short-term investments	(19,588)	—	—
Loans collected from related parties	—	1,800	9,702
Other investing activity	(1,646)	30	(1,361)
Net cash (used in) provided by investing activities	(124,480)	23,018	(60,115)
Financing activities
Issuance of 2027 Notes	265,000	—	—
(Repayment of) / proceeds from secured loan agreement	(169,511)	167,262	—
Purchase of 2023 Notes	(48,885)	(80,800)	—
Net (payment) collection of derivative instruments	(40,822)	(6,268)	19,817
Dividend payments to Arcos Dorados Holdings Inc.’ shareholders	—	—	(12,509)
Purchase and repayment of 2016 Notes	—	(181,156)	(11,710)
Net short-term borrowings	—	(2,488)	(29,043)
Other financing activities	(9,135)	(9,545)	(8,818)
Net cash used in financing activities	(3,353)	(112,995)	(42,263)
Effect of exchange rate changes on cash and cash equivalents	(13,649)	8,072	(36,822)
Increase (decrease) in cash and cash equivalents	113,688	82,284	(26,511)
Cash and cash equivalents at the beginning of the year	194,803	112,519	139,030
Cash and cash equivalents at the end of the year	$308,491	$194,803	$112,519
Supplemental cash flow information:
Cash paid during the year for:
Interest	$53,206	$76,605	$64,229
Income tax	24,112	39,135	11,191
Non-cash investing and financing activities:
Seller financing pending of payment and settlement of franchise receivables related to purchases of restaurant businesses	36	—	2,113
Exchange of assets	6,721	2,150	—

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.

Consolidated Statements of Changes in Equity

For the fiscal years ended December 31, 2017, 2016 and 2015

Amounts in thousands of US dollars, except for share data and as otherwise indicated

	Arcos Dorados Holdings Inc.’ Shareholders
	Class A shares of common stock		Class B shares of common stock		Additional		Accumulated other		Non-
	Number	Amount	Number	Amount	paid-in capital	Retained earnings	comprehensive loss	Total	controlling interests	Total
Balances at December 31, 2014	130,216,043	365,701	80,000,000	132,915	15,974	244,791	(302,467)	456,914	673	457,587
Net income for the year	—	—	—	—	—	(51,633)	—	(51,633)	264	(51,369)
Other comprehensive loss	—	—	—	—	—	—	(121,796)	(121,796)	(191)	(121,987)
Dividends to Arcos Dorados Holdings Inc.’s shareholders ($0.24 per share)	—	—	—	—	—	—	—	—	—	—
Issuance of shares in connection with the partial vesting of outstanding restricted share units under the 2011 Equity Incentive Plan	322,853	6,156	—	—	(6,156)	—	—	—	—	—
Stock-based compensation related to the 2011 Equity Incentive Plan	—	—	—	—	2,788	—	—	2,788	—	2,788
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	(129)	(129)
Balances at December 31, 2015	130,538,896	371,857	80,000,000	132,915	12,606	193,158	(424,263)	286,273	617	286,890
Net loss for the year	—	—	—	—	—	78,810	—	78,810	178	78,988
Other comprehensive loss	—	—	—	—	—	—	(17,386)	(17,386)	(38)	(17,424)
Issuance of shares in connection with the partial vesting of outstanding restricted share units under the 2011 Equity Incentive Plan	172,328	2,112	—	—	(2,112)	—	—	—	—	—
Stock-based compensation related to the 2011 Equity Incentive Plan	—	—	—	—	3,294	—	—	3,294	—	3,294
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	(172)	(172)
Balances at December 31, 2016	130,711,224	373,969	80,000,000	132,915	13,788	271,968	(441,649)	350,991	585	351,576
Net income for the year	—	—	—	—	—	129,166	—	129,166	333	129,499
Other comprehensive income	—	—	—	—	—	—	12,302	12,302	(17)	12,285
Issuance of shares in connection with the partial vesting of outstanding restricted share units under the 2011 Equity Incentive Plan	361,284	2,763	—	—	(2,763)	—	—	—	—	—
Stock-based compensation related to the 2011 Equity Incentive Plan	—	—	—	—	3,191	—	—	3,191	—	3,191
Portion of non-controlling interests related to business sold	—	—	—	—	—	—	—	—	(108)	(108)
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	(301)	(301)
Balances at December 31, 2017	131,072,508	376,732	80,000,000	132,915	14,216	401,134	(429,347)	495,650	492	496,142

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017

Amounts in thousands of US dollars, except for share data and as otherwise indicated

1.	Organization and nature of business

Arcos Dorados Holdings Inc. (the “Company”) is a limited liability company organized and existing under the laws of the British Virgin Islands. The Company’s fiscal year ends on the last day of December. The Company has through its wholly-owned Company Arcos Dorados Group B.V., a 100% equity interest in Arcos Dorados B.V. (“ADBV”).

On August 3, 2007 the Company, indirectly through its wholly-owned subsidiary ADBV, entered into a Stock Purchase Agreement and Master Franchise Agreements (“MFAs”) with McDonald’s Corporation pursuant to which the Company completed the acquisition of the McDonald’s business in Latin America and the Caribbean (“LatAm business”). See Note 4 for details. Prior to this acquisition, the Company did not carry out operations. The Company’s rights to operate and franchise McDonald’s-branded restaurants in the Territories, and therefore the ability to conduct the business, derive exclusively from the rights granted by McDonald’s Corporation in the MFAs through 2027. The initial term of the MFA for French Guyana, Guadeloupe and Martinique was ten years through August 2, 2017 with an option to extend the agreement for these territories for an additional period of ten years, through August 2, 2027.  On July 20, 2016, the Company has exercised its option to extend the MFA for these three territories.

The Company, through ADBV’s wholly-owned and majority owned subsidiaries, operates and franchises McDonald’s restaurants in the food service industry. The Company has operations in twenty territories as follows: Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curacao, Ecuador, French Guyana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, Trinidad and Tobago, Uruguay, the U.S. Virgin Islands of St. Croix and St. Thomas (USVI) and Venezuela. All restaurants are operated either by the Company’s subsidiaries or by independent entrepreneurs under the terms of sub-franchisee agreements (franchisees).

2.	Basis of presentation and principles of consolidation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”) and include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The Company has elected to report its consolidated financial statements in United States dollars (“$” or “US dollars”).

Reclassifications

Certain reclassifications have been made from "Occupancy and other operating expenses" to "Payroll and employee benefits" in the Company's consolidated statements of income (loss), totaling $44,415, to the prior year information to conform to the current year presentation, for the fiscal year ended December, 31, 2015.

3.	Summary of significant accounting policies

The following is a summary of significant accounting policies followed by the Company in the preparation of the consolidated financial statements.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017

Amounts in thousands of US dollars, except for share data and as otherwise indicated

3.	Summary of significant accounting policies (continued)

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Foreign currency matters

The financial statements of the Company’s foreign operating subsidiaries are translated in accordance with guidance in ASC 830 Foreign Currency Matters. Except for the Company’s Venezuelan operations, the functional currencies of the Company’s foreign operating subsidiaries are the local currencies of the countries in which they conduct their operations. Therefore, assets and liabilities are translated into US dollars at the balance sheet date exchange rates, and revenues, expenses and cash flow are translated at average rates prevailing during the periods. Translation adjustments are included in the “Accumulated other comprehensive losses” component of shareholders’ equity. The Company includes foreign currency exchange results related to monetary assets and liabilities transactions, including intercompany transactions, denominated in currencies other than its functional currencies in its income (loss) statement.

Since January 1, 2010, Venezuela has considered to be highly inflationary, and as such, the financial statements of the Company’s Venezuelan subsidiaries are remeasured as its functional currency was the reporting currency (US dollars). As a result, remeasurement gains and losses are recognized in earnings rather than in the cumulative translation adjustment, component of “Accumulated other comprehensive losses” within shareholders’ equity.

See Note 22 for additional information pertaining to the Company’s Venezuelan operations, including currency restrictions and controls existing in the country and a discussion of the exchange rate used for remeasurement purposes.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less, from the date of purchase, to be cash equivalents.

Revenue recognition

The Company’s revenues consist of sales by Company-operated restaurants and revenues from restaurants operated by franchisees. Sales by Company-operated restaurants are recognized at the point of sale. The Company presents sales net of sales tax and other sales-related taxes. Revenues from restaurants operated by franchisees include rental income, initial franchise fees and royalty income. Rental income is measured on a monthly basis based on the greater of a fixed rent, computed on a straight-line basis, or a certain percentage of gross sales reported by franchisees. Initial franchise fees represent the difference between the amount the Company collects from the franchisee and the amount the Company pays to McDonald’s Corporation upon the opening of a new restaurant. Royalty income represents the difference, if any, between the amount the Company collects from the franchisee and the amount the Company is required to pay to McDonald’s Corporation. Royalty income is recognized in the period earned.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017

Amounts in thousands of US dollars, except for share data and as otherwise indicated

3.	Summary of significant accounting policies (continued)

Accounts and notes receivable and allowance for doubtful accounts

Accounts receivable primarily consist of royalty and rent receivables due from franchisees and debit and credit card receivables. Accounts receivable are initially recorded at fair value and do not bear interest. Notes receivable relates to interest-bearing financing granted to certain franchisees in connection with the acquisition of equipment and third-party suppliers. The Company maintains an allowance for doubtful accounts in an amount that it considers sufficient to cover losses resulting from the inability of its franchisees to make required payments. In judging the adequacy of the allowance for doubtful accounts, the Company considers multiple factors including historical bad debt experience, the current economic environment and the aging of the receivables.

Other receivables

Other receivables primarily consist of value-added tax and other tax receivables (amounting to $16,215 and $15,089 as of December 31, 2017 and 2016, respectively). Other receivables are reported at the amount expected to be collected.

Inventories

Inventories are stated at the lower of cost or market, with cost being determined on a first-in, first-out basis.

Property and equipment, net

Property and equipment are stated at cost, net of accumulated depreciation. Property costs include costs of land and building for both company-operated and franchise restaurants while equipment costs primarily relate to company-operated restaurants. Cost of property and equipment acquired from McDonald’s Corporation (as part of the acquisition of LatAm business) was determined based on its estimated fair market value at the acquisition date, then partially reduced by the allocation of the negative goodwill that resulted from the purchase price allocation. Cost of property and equipment acquired or constructed after the acquisition of LatAm business in connection with the Company’s restaurant reimaging and extension program is comprised of acquisition and construction costs and capitalized internal costs. Capitalized internal costs include payroll expenses related to employees fully dedicated to restaurant construction projects and related travel expenses. Capitalized payroll costs are allocated to each new restaurant location based on the actual time spent on each project. The Company commences capitalizing costs related to construction projects when it becomes probable that the project will be developed – when the site has been identified and the related profitability assessment has been approved. Maintenance and repairs are expensed as incurred. Accumulated depreciation is calculated using the straight-line method over the following estimated useful lives: buildings – up to 40 years; leasehold improvements – the lesser of useful lives of assets or lease terms which generally include option periods; and equipment 3 to 12 years.

Intangible assets, net

Intangible assets include computer software costs, initial franchise fees, reacquired rights under franchise agreements, letter of credit fees and others.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017

Amounts in thousands of US dollars, except for share data and as otherwise indicated

3.	Summary of significant accounting policies (continued)

The Company follows the provisions of ASC 350-40-30 within ASC 350 Intangibles, Subtopic 40 Internal Use Software which requires the capitalization of costs incurred in connection with developing or obtaining software for internal use. These costs are amortized over a period of three years on a straight line basis.

Intangible assets, net (continued)

The Company is required to pay to McDonald’s Corporation an initial franchisee fee upon opening of a new restaurant. The initial franchise fee related to Company-operated restaurants is capitalized as an intangible asset and amortized on a straight-line basis over the term of the franchise.

A reacquired franchise right is recognized as an intangible asset as part of the business combination in the acquisition of franchised restaurants apart from goodwill with an assigned amortizable life limited to the remaining contractual term (i.e., not including any renewal periods). The value assigned to the reacquired franchise right excludes any amounts recognized as a settlement gain or loss and is limited to the value associated with the remaining contractual term and operating conditions for the acquired restaurants. The reacquired franchise right is measured using a valuation technique that considers restaurant's cash flows after payment of an at-market royalty rate to the Company. The cash flows are projected for the remaining contractual term, regardless of whether market participants would consider potential contractual renewals in determining its fair value.

Letter of credit fees are amortized on a straight-line basis over the term of the Letter of Credit.

Impairment and disposal of long-lived assets

In accordance with the guidance within ASC 360-10-35, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying value of the asset may not be recoverable. For purposes of reviewing assets for potential impairment, assets are grouped at a country level for each of the operating markets. The Company manages its restaurants as a group or portfolio with significant common costs and promotional activities; as such, each restaurant’s cash flows are not largely independent of the cash flows of others in a market. If an indicator of impairment exists for any grouping of assets, an estimate of undiscounted future cash flows produced by each individual restaurant within the asset grouping is compared to its carrying value. If an individual restaurant is determined to be impaired, the loss is measured by the excess of the carrying amount of the restaurant over its fair value considering its highest and best use, as determined by an estimate of discounted future cash flows or its market value.

During March 2015, the Company performed an impairment testing of its long-lived assets in Venezuela considering the operating losses incurred in this market as a consequence of the Company’s currency exchange rate changes (indicator of potential impairment), as mentioned in Note 22. As a result of this analysis, the Company recorded impairment charges of $7,804 during the fiscal year 2015, primarily associated to an advanced payment for a real estate given during the fourth quarter of 2013, using a fair market value approach. The impairment charges also included certain restaurants with undiscounted future cash flows insufficient to recover their carrying value. In the fourth quarter of 2017, 2016 and 2015, the Company assessed all markets for impairment indicators.

As a result of these assessments, the Company concluded the second step was required to be performed as a component of the impairment testing of its long-lived assets in the following markets on a per store basis:

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017

Amounts in thousands of US dollars, except for share data and as otherwise indicated

3.	Summary of significant accounting policies (continued)

Impairment and disposal of long-lived assets (continued)

	2017	2016	2015
Puerto Rico	Yes	Yes	Yes
Mexico	Yes	Yes	Yes
Peru	Yes	Yes	Yes
Aruba	Yes	Yes	Yes
Curacao	No	No	Yes
USVI	Yes	Yes	Yes
Venezuela	Yes	Yes	Yes
Colombia	Yes	Yes	Yes
Ecuador	Yes	Yes	Yes
Trinidad and Tobago	Yes	Yes	No

As a result of the impairment testing the Company recorded the following impairment charges, for the markets indicated below, within Other operating income, net on the Statements of Income (loss):

Fiscal year	Markets	Total
2017	Mexico, Puerto Rico, USVI, Peru, Ecuador, Colombia, Venezuela and Trinidad and Tobago	$17,564
2016	Mexico, Puerto Rico, USVI, Peru, Ecuador, Venezuela and Trinidad and Tobago	7,697
2015	Mexico, Peru, Colombia and Venezuela	12,343

Goodwill

Goodwill represents the excess of cost over the estimated fair market value of net tangible assets and identifiable intangible assets acquired. In accordance with the guidance within ASC 350 Intangibles-Goodwill and Other, goodwill is stated at cost and reviewed for impairment on an annual basis. The annual impairment test is performed during the fourth quarter of the fiscal year and compares the fair value of each reporting unit, generally based on discounted future cash flows, with its carrying amount including goodwill. If the carrying amount of the reporting unit exceeds its fair value, an impairment loss is measured as the difference between the implied fair value of the reporting unit’s goodwill and the carrying amount of goodwill.

In assessing the recoverability of the goodwill, the Company considers changes in economic conditions and makes assumptions regarding estimated future cash flows and other factors. Estimates of future cash flows are highly subjective judgments based on the Company’s experience and knowledge of its operations. These estimates can be significantly impacted by many factors including changes in global and local business and economic conditions, operating costs, inflation, competition, and consumer and demographic trends.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017

Amounts in thousands of US dollars, except for share data and as otherwise indicated

3.	Summary of significant accounting policies (continued)

As a result of the analyses performed the Company recorded the following impairment charges, related to goodwill generated in the acquisition of franchised restaurants, for the markets indicated below within Other operating income, net on the statements of income (loss):

Goodwill (continued)

Fiscal year	Markets	Total
2017	Mexico	$200
2016	Mexico	5,045
2015	Argentina	679

Advertising costs

Advertising costs are expensed as incurred. Advertising expenses related to Company-operated restaurants were $130,277, $117,250 and $122,920 in 2017, 2016 and 2015, respectively. Advertising expenses related to franchised operations do not affect the Company’s expenses since these are recovered from franchisees. Advertising expenses related to franchised operations were $46,536, $36,374 and $35,131 in 2017, 2016 and 2015, respectively.

Accounting for income taxes

The Company records deferred income taxes using the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The guidance requires companies to set up a valuation allowance for that component of net deferred tax assets which does not meet the more likely than not criterion for realization.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company is regularly audited by tax authorities, and tax assessments may arise several years after tax returns have been filed. Accordingly, tax liabilities are recorded when, in management’s judgment, a tax position does not meet the more likely than not threshold for recognition. For tax positions that meet the more likely than not threshold, a tax liability may be recorded depending on management’s assessment of how the tax position will ultimately be settled. The Company records interest and penalties on unrecognized tax benefits in the provision for income taxes.

Accounts payable outsourcing

The Company offers its suppliers access to an accounts payable services arrangement provided by third party financial institutions. This service allows the Company’s suppliers to view its scheduled payments online, enabling them to better manage their cash flow and reduce payment processing costs. Independent of the Company, the financial institutions also allow suppliers to sell their receivables to the financial institutions in an arrangement separately negotiated by the supplier and the financial institution. The Company has no economic interest in the sale of these receivables and no direct

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017

Amounts in thousands of US dollars, except for share data and as otherwise indicated

3.	Summary of significant accounting policies (continued)

relationship with the financial institutions concerning the sale of receivables. All of the Company’s obligations, including amounts due, remain to the Company’s suppliers as stated in the supplier agreements. As of December 31, 2017 and 2016, $2,117 and $2,241, respectively, of the Company’s total accounts payable are available for this purpose and have been sold by suppliers to participating financial institutions.

Share-based compensation

The Company recognizes compensation expense as services required to earn the benefits are rendered. See Note 17 for details of the outstanding plans and the related accounting policies.

Derivative financial instruments

The Company utilizes certain hedge instruments to manage its interest rate and foreign currency rate exposures. The counterparties to these instruments generally are major financial institutions. The Company does not hold or issue derivative instruments for trading purposes. In entering into these contracts, the Company assumes the risk that might arise from the possible inability of counterparties to meet the terms of their contracts. The Company does not expect any losses as a result of counterparty defaults. All derivatives are recognized as either assets or liabilities in the balance sheets and are measured at fair value. Additionally, the fair value adjustments will affect either shareholders’ equity as accumulated other comprehensive income (loss) or net income (loss) depending on whether the derivative instrument qualifies as a hedge for accounting purposes and, if so, the nature of the hedging activity.

Severance payments

Under certain laws and labor agreements of the countries in which the Company operates, the Company is required to make minimum severance payments to employees who are dismissed without cause and employees leaving its employment in certain other circumstances. The Company accrues severance costs if they relate to services already rendered, are related to rights that accumulate or vest, are probable of payment and can be reasonably estimated. Otherwise, severance payments are expensed as incurred.

Provision for contingencies

The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, the Company’s estimates of the outcomes of these matters and the Company’s lawyers’ experience in contesting, litigating and settling other matters. As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs. See Note 18 for details.

Comprehensive income (loss)

Comprehensive income (loss) includes net income as currently reported under generally accepted accounting principles and also includes the impact of other events and circumstances from non-owner sources which are recorded as a separate component of shareholders’ equity. The Company reports foreign currency translation gains and losses, unrealized results on cash flow hedges as well as unrecognized post-retirement benefits as components of comprehensive income (loss).

Sales of property and equipment and restaurant businesses

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017

Amounts in thousands of US dollars, except for share data and as otherwise indicated

3.	Summary of significant accounting policies (continued)

The Company recognizes the sale of property and equipment when: (a) the profit is determinable, that is, the collectibility of the sales price is reasonably assured or the amount that will not be collectible can be estimated, and (b) the earnings process is virtually complete, that is, the Company is not obliged to perform significant activities after the sale to earn

Sales of property and equipment and restaurant businesses (continued)

the profit. The sale of restaurant businesses is recognized when the Company transfers substantially all of the risks and rewards of ownership.

In order to determine the gain or loss on the disposal, the goodwill associated with the sold of property and equipment and restaurant business, if any, is considered within the carrying value. The amount of goodwill to be included in that carrying amount is based on the relative fair value of the item to be disposed and the portion of the reporting unit that will be retained.

During fiscal years 2017, 2016 and 2015, the Company recorded results from sales of property and equipment and restaurant businesses, amounting to $107,867, $71,712 and $14,332, respectively, included within “Other operating income (expenses), net”. The sales performed during fiscal years 2017 and 2016, were primarily related to the redevelopment of certain real estate assets and restaurant businesses, related to the refranchising of a number of company-operated restaurants.

In addition, as of December 31, 2016, the Company received advances related to the redevelopment of certain real estate assets and restaurant businesses plan for which the sales had not met the aforementioned conditions, amounting to $34,341, recorded within the current portion of “Accrued payroll and other Liabilities”.

Recent accounting pronouncements

In May 2014, the FASB issued Accounting Standards Update No. 2014-09 (ASC 606), “Revenue Recognition - Revenue from Contracts with Customers,” which amends the guidance in former ASC 605, “Revenue Recognition,” and becomes effective beginning January 1, 2017. In August 12, 2015, the FASB deferred the effective date to annual reporting periods beginning after December 15, 2017. The standard’s core principle is that a Company must recognize revenue when it transfers promised goods or services to customers, in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. After evaluating the effect of adopting the new standard, the Company concluded that the sole source of revenue affected would be the initial franchise fee. The Company's current accounting policy is to recognize it when a new restaurant opens or at the start of a new franchise term, however, in accordance with the new guidance, the initial franchise services are not distinct from the continuing rights or services offered during the term of the franchise agreement, and will therefore be treated as a single performance obligation. As such, initial franchise fees received will be deferred over the term of the franchise agreement. The Company will adopt the modified retrospective method as of the date the new guidance become effective. Consequently, a deferred income of $5 million will be recognized from date of the adoption (January 2018).

In addition, in February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which modifies lease accounting for lessees to increase transparency and comparability by recording a right-of-use asset and lease liability on their balance sheet for operating leases. Entities will need to disclose qualitative and quantitative information about their leases,

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017

Amounts in thousands of US dollars, except for share data and as otherwise indicated

3.	Summary of significant accounting policies (continued)

including characteristics and amounts recognized in the financial statements. This standard is effective for annual periods beginning after December 15, 2018, including interim periods. The Company will adopt ASU 2016-02 in its first quarter of 2019 utilizing the modified retrospective transition method and expects to apply the transition practical expedients allowed by the standard. The Company is currently evaluating the impact this guidance will have on its consolidated financial statements.

No other new accounting pronouncement issued or effective during the periods had or is expected to have a material impact on the Company’s consolidated financial statements.

4.	Acquisition of businesses

LatAm Business

On August 3, 2007, the Company, indirectly through its wholly-owned subsidiary ADBV, entered into a Stock Purchase Agreement with McDonald’s Corporation pursuant to which the Company completed the acquisition of the McDonald’s business in Latin America and the Caribbean for a final purchase price of $698,080.

The acquisition of the LatAm business was accounted for by the purchase method of accounting and, accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on the estimated fair values at the date of acquisition. When the fair value of the net assets acquired exceeded the purchase price, the resulting negative goodwill was allocated to partially reduce the fair value of the non-current assets acquired on a pro-rata basis.

In connection with this transaction, ADBV and certain subsidiaries (the “MF subsidiaries”) also entered into 20-year Master Franchise Agreements (“MFAs”) with McDonald’s Corporation which grants to the Company and its MF subsidiaries the following:

i.	The right to own and operate, directly or indirectly, franchised restaurants in each territory;

ii.	The right and license to grant sub franchises in each territory;

iii.	The right to adopt and use, and to grant the right and license to sub franchisees to adopt and use, the system in each territory;

iv.	The right to advertise to the public that it is a franchisee of McDonald’s;

v.	The right and license to grant sub franchises and sublicenses of each of the foregoing rights and licenses to each MF subsidiary.

The Company is required to pay to McDonald’s Corporation continuing franchise fees (Royalty fees) on a monthly basis. The amount to be paid during the first 10 years of the MFAs is equal to 5% of the US dollar equivalent of the gross product sales of each of the franchised restaurants. This percentage increases to 6% and 7% for the subsequent two 5-year periods of the agreement. Payment of monthly royalties is due on the seventh business day of the next calendar month.

Pursuant to the MFAs provisions, McDonald’s Corporation has the right to (a) terminate the MFAs, or (b) exercise a call option over the Company’s shares or any MF subsidiary, if the Company or any MF subsidiary (i) fails to comply with the McDonald’s System (as defined in the MFAs), (ii) files for bankruptcy, (iii) defaults on its financial debt payments, (iv) substantially fails to achieve targeted openings and reinvestments requirements, or (v) upon the occurrence of any other event of default as defined in the MFAs.

Other acquisitions

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017

Amounts in thousands of US dollars, except for share data and as otherwise indicated

4.	Acquisition of businesses (continued)

During fiscal years 2017 and 2015, the Company acquired certain franchised restaurants in certain territories. No acquisitions of franchised restaurant were made during fiscal year 2016. Presented below is supplemental information about these acquisitions:

Other acquisitions (continued)

Purchases of restaurant businesses:	2017	2016	2015
Property and equipment	$429	$—	$936
Identifiable intangible assets	5,346	—	853
Goodwill	200	—	1,621
Assumed debt	—	—	(206)
Gain on purchase of franchised restaurants	(4,808)	—	—
Purchase price	1,167	—	3,204
Restaurants sold in exchange	(261)	—	—
Settlement of franchise receivables	(36)	—	(2,113)
Net cash paid at acquisition date	$870	$—	$1,091

5.	Accounts and notes receivable, net

Accounts and notes receivable, net consist of the following at year end:

	2017	2016
Receivables from franchisees	$67,115	$45,700
Debit and credit card receivables	48,610	40,652
Meal voucher receivables	11,683	11,024
Notes receivable	3,685	2,230
Allowance for doubtful accounts	(19,791)	(16,367)
	$111,302	$83,239

6.	Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following at year end:

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017

Amounts in thousands of US dollars, except for share data and as otherwise indicated

	2017	2016
Prepaid taxes	$48,076	$52,407
Prepaid expenses	27,478	18,753
Promotion items and prepayments	17,683	12,853
Other	967	3,630
	$94,204	$87,643

7.	Miscellaneous

Miscellaneous consist of the following at year end:

	2017	2016
Judicial deposits	$44,854	$35,652
Tax credits	22,402	21,060
Prepaid property and equipment	10,317	13,279
Notes receivable	4,406	4,509
Rent deposits	3,273	4,471
Other	13,039	10,690
	98,291	89,661

8.	Property and equipment, net

Property and equipment, net consist of the following at year-end:

	2017	2016
Land	$158,634	$145,417
Buildings and leasehold improvements	633,747	605,156
Equipment	642,449	563,973
Total cost	1,434,830	1,314,546
Total accumulated depreciation	(544,094)	(466,580)
	$890,736	$847,966

 Total depreciation expense for fiscal years 2017, 2016 and 2015 amounted to $89,085, $83,993 and $96,383, respectively.

9.	Net intangible assets and goodwill

Net intangible assets and goodwill consist of the following at year-end:

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017

Amounts in thousands of US dollars, except for share data and as otherwise indicated

	2017	2016
Net intangible assets (i)
Computer software cost	$72,717	$66,969
Initial franchise fees	15,572	15,039
Reacquired franchised rights	13,667	8,219
Letter of credit fees	940	940
Others	1,000	1,000
Total cost	103,896	92,167
Total accumulated amortization	(63,245)	(56,242)
Subtotal	40,651	35,925

9.	Net intangible assets and goodwill (continued)

Goodwill (ii)	2017	2016
Brazil	5,013	5,100
Chile	1,209	1,110
Argentina	350	411
Ecuador	273	273
Peru	174	167
Colombia	59	58
Subtotal	7,078	7,119
	$47,729	$43,044

(i)	Total amortization expense for fiscal years 2017, 2016 and 2015 amounted to $10,297, $8,976 and $14,332, respectively. The estimated aggregate amortization expense for each of the five succeeding fiscal years and thereafter is as follows: $16,162 for 2018, $11,402 for 2019; $4,737 for 2020; $1,635 for 2021; $1,239 for 2022; and thereafter $5,476.

(ii)	Related to the acquisition of franchised restaurants (Brazil, Peru, Chile, Argentina and Colombia) and non-controlling interests in subsidiaries (Ecuador and Chile).

10.	Accrued payroll and other liabilities

Accrued payroll and other liabilities consist of the following at year end:

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017

Amounts in thousands of US dollars, except for share data and as otherwise indicated

	2017	2016
Current:
Accrued payroll	$97,995	$95,754
Advances related to pending sales of property and equipment and restaurant businesses	—	34,341
Accrued expenses	13,574	9,492
Other liabilities	7,519	4,855
	$119,088	$144,442
Non-current:
Deferred rent	15,198	13,782
Other liabilities	14,168	9,978
	$29,366	$23,760

11.	Short-term debt

Revolving Credit Facilities

The Company entered into revolving credit facilities in order to borrow money from time to time to cover its working capital needs and for other general corporate purposes.

Revolving Credit Facilities (continued)

On August 1, 2017, ADBV renewed its committed revolving credit facility with Bank of America, N.A. (BOFA), as lender, for up to $25 million maturing on August 3, 2018. Each loan made to ADBV under this agreement will bear interest at an annual rate equal to LIBOR plus 2.50%. In addition, on November 1, 2017, ADBV renewed its revolving credit facility with JPMorgan Chase Bank, N.A, for up to $25 million maturing on November 10, 2018, with an annual interest rate equal to LIBOR plus 2.25%. Interest on each loan will be payable at maturity and on a quarterly basis, beginning with the date that is three calendar months following the date the loan is made. Principal is due upon maturity.

The obligations of ADBV under the revolving credit facilities are jointly and severally guaranteed by certain of the Company’s subsidiaries on an unconditional basis. Furthermore, the agreements include customary covenants including, among others, restrictions on the ability of ADBV, the guarantors and certain material subsidiaries to: (i) incur liens, (ii) enter into any merger, consolidation or amalgamation; (iii) sell, assign, lease or transfer all or substantially all of the borrower’s or guarantor’s business or property; (iv) enter into transactions with affiliates; (v) engage in substantially different lines of business; (vi) engage in transactions that violate certain anti-terrorism laws; and (vii) is required to comply with a consolidated net indebtedness to EBITDA ratio lower than 3.0 to 1 as of any last day of the fiscal quarter of the borrower. The revolving credit facilities provide for customary events of default, which, if any of them occurs, would permit or require the lender to terminate its obligation to provide loans under the revolving credit facilities and/or to declare all sums outstanding under the loan documents immediately due and payable.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017

Amounts in thousands of US dollars, except for share data and as otherwise indicated

11.	Short-term debt (continued)

As of December 31, 2017, the mentioned ratio was 0.75 and thus the Company is currently in compliance with the ratio requirement under both revolving credit facilities.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017

Amounts in thousands of US dollars, except for share data and as otherwise indicated

12.	Long-term debt

Long-term debt consists of the following at year-end:

	2017	2016
2027 Notes	$265,000	$—
2023 Notes	348,069	393,767
Secured Loan Agreement	—	167,262
Capital lease obligations	4,539	4,704
Other long-term borrowings	22,900	25,553
Subtotal	640,508	591,286
Discount on 2023 Notes	(3,804)	(5,029)
Premium on 2023 Notes	1,438	1,910
Fair value adjustment related to Secured Loan Agreement (i)	—	(2,877)
Deferred financing costs	(4,641)	(5,611)
Total	633,501	579,679
Current portion of long-term debt	4,359	28,099
Long-term debt, excluding current portion	$629,142	$551,580

(i)	The carrying value of hedged items in fair value hedges, are adjusted for fair value changes to the extent they are attributable to the risks designated as being hedged. The related hedging instrument was also recorded at fair value included within "Derivative instruments" in current and non-current liabilities as of December 31, 2016.

2027, 2023 and 2016 Notes:

The following table presents additional information related to the 2027, 2023 and 2016 Notes (the "Notes"):

			Principal as of December 31,
	Annual interest rate	Currency	2017	2016	Maturity
2027 Notes	5.875%	USD	265,000	—	April 4, 2027
2023 Notes	6.625%	USD	348,069	393,767	September 27, 2023

	Interest Expense (i)			DFC Amortization (i)			Accretion of Premium and Amortization of Discount (i)
	2017	2016	2015	2017	2016	2015	2017	2016	2015
2027 Notes	11,547	—	—	224	—	—	—	—	—
2023 Notes	23,885	28,516	31,387	610	943	439	752	1,157	515
2016 Notes	—	6,668	20,991	—	391	805	—	(266)	(496)

(i)	These charges are included within "Net interest expense" in the consolidated statements of income.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017

Amounts in thousands of US dollars, except for share data and as otherwise indicated

12.	Long-term debt (continued)

2027, 2023 and 2016 Notes (continued):

On July 13, 2011 and April 24, 2012, the Company issued Brazilian reais notes due in 2016 (the "2016 Notes") amounting to Brazilian reais (“BRL”) 675,000. Periodic payments of principal were not required and interest was paid semi-annually beginning on January 13, 2012. The Company incurred $3,699 of financing costs related to these issuances, which were capitalized as deferred financing costs ("DFC") and were amortized over the life of the notes.

The following table presents information related to the purchase and repayments of the principal of the 2016 Notes:

		Amount
Date	Redemption price	BRL	$
November 25, 2015	93.75%	40,000	9,995
November 30, 2015	93.75%	7,039	1,715
January 29, 2016	97.75%	1,180	288
April 21, 2016	100.00%	421,765	118,797
May 5, 2016	97.00%	4,025	1,106
July 13, 2016	100.00%	200,991	60,965
Total		675,000	192,866

On September 27, 2013, the Company issued senior notes for an aggregate principal amount of $473.8 million, which are due in 2023 (the "2023 Notes"). Periodic payments of principal are not required and interest is paid semi-annually commencing on March 27, 2014.

The Company incurred $3,313 of financing costs related to the cash issuance of 2023 Notes, which were capitalized as deferred DFC and are being amortized over the life of the notes.

On June 1, 2016, the Company launched a cash tender offer to purchase $80,000 of its outstanding 2023 Notes, at a redemption price equal to 98%, which expired on June 28, 2016. The holders who tendered their 2023 Notes prior to June 14, received a redemption price equal to 101%. As a consequence of this transaction, the Company redeemed 16.90% of the outstanding principal. The total payment was $80,800 (including $800 of early tender payment) plus accrued and unpaid interest.

The results related to the cash tender offer and the accelerated amortization of the related DFC were recognized as interest expense within the consolidated statement of income.

Furthermore, on March 16, 2017, the Company launched another cash tender offer to purchase $80,000 of its outstanding 2023 Notes, at a redemption price equal to 104%, which expired on April 12, 2017. The holders who tendered their 2023 Notes prior to March 29, 2017, received a redemption price equal to 107%. As a consequence of this transaction, the Company redeemed 11.6% of the outstanding principal. The total payment was $48,885 (including $3,187 of early tender payment) plus accrued and unpaid interest. The results related to the cash tender offer and the accelerated amortization of the related DFC were recognized as interest expense within the consolidated statement of income.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017

Amounts in thousands of US dollars, except for share data and as otherwise indicated

12.	Long-term debt (continued)

2027, 2023 and 2016 Notes (continued):

In April 2017, the Company issued senior notes for an aggregate principal amount of $265 million, which are due in 2027 (the “2027 Notes”). Periodic payments of principal are not required and interest is paid semi-annually commencing on October 4, 2017. The proceeds from the issuance of the 2027 Notes were used to repay the Secured Loan Agreement, unwind the related derivative instruments (described in Note 13), pay the principal and premium on the 2023 Notes (in connection with aforementioned tender offer) and for general purposes. The Company incurred $3,001 of financing costs related to the issuance of 2027 Notes, which were capitalized as DFC and are being amortized over the life of the notes.

The Notes, are redeemable, in whole or in part, at the option of the Company at any time at the applicable redemption price set forth in the indenture governing them. The Notes are fully and unconditionally guaranteed on a senior unsecured basis by certain of the Company’s subsidiaries. The Notes and guarantees (i) are senior unsecured obligations and rank equal in right of payment with all of the Company’s and guarantors’ existing and future senior unsecured indebtedness; (ii) will be effectively junior to all of the Company’s and guarantors’ existing and future secured indebtedness to the extent of the value of the Company’s assets securing that indebtedness; and (iii) are structurally subordinated to all obligations of the Company’s subsidiaries that are not guarantors.

The indenture governing the Notes limits the Company’s and its subsidiaries’ ability to, among other things, (i) create certain liens; (ii) enter into sale and lease-back transactions; and (iii) consolidate, merge or transfer assets. In addition, the indenture governing the 2027 Notes, limits the Company’s and its subsidiaries’ ability to: incur in additional indebtedness and make certain restricted payments, including dividends. These covenants are subject to important qualifications and exceptions. The indenture governing the Notes also provides for events of default, which, if any of them occurs, would permit or require the principal, premium, if any, and interest on all of the then-outstanding Notes to be due and payable immediately.

The 2023 Notes are listed on the Luxembourg Stock Exchange and trade on the Euro MTF Market.

Secured Loan Agreement

On March 29, 2016, the Company’s Brazilian subsidiary signed a $167,262 Secured Loan Agreement (the "Loan") with five off-shore lenders namely: Citibank N.A., Itaú BBA International plc, Santander (Brasil) S.A., Cayman Islands Branch, Bank of America N.A. and JP Morgan Chase Bank, N.A. Each loan under the agreement bore interest at the following annual interest rates:

Lender	Annual Interest Rate
Citibank N.A.	3M LIBOR + 2.439%
Itaú BBA International plc	5.26%
Banco Santander (Brasil) S.A., Cayman Islands Branch	4.7863%
Bank of America N.A.	3M LIBOR + 4.00%
JP Morgan Chase Bank, N.A.	3M LIBOR + 3.92%

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017

Amounts in thousands of US dollars, except for share data and as otherwise indicated

12.	Long-term debt (continued)

Secured Loan Agreement (continued)

In order to fully convert each loan of the agreement into BRL, the Brazilian subsidiary entered into five cross-currency interest rate swap agreements with the local subsidiaries of the same lenders. Consequently, the loans were fully converted into BRL amounting to BRL 613,850. Refer to Note 13 for more details.

Considering the cross currency interest rate swap agreements, the final interest rate of the Loan was the Interbank Market reference interest rate (known in Brazil as “CDI”) plus 4.50% per year. Interest payments were made quarterly, beginning June 2016 and principal payments were made semi-annually, beginning September 2017.

The Loan proceeds were used primarily to repay the 2016 Notes mentioned above.

The Loan would have matured on March 30, 2020 and periodic payments of principal were required. Prepayments were allowed without penalty. On April 11, 2017, the Company repaid the Loan with a total payment of $169.7 million including the outstanding principal, plus accrued and unpaid interest and certain transaction costs.

The Company incurred $3,243 of financing costs related to the issuance of the Loan, which were capitalized as DFC and were amortized over the life of the Loan. As a consequence of the repayment, the remaining DFC were recognized as interest expense in the consolidated statement of income.

The following table presents information related to the Secured Loan Agreement:

Interest Expense (i) (ii)			DFC Amortization (ii)			Other Costs (ii) (iii)
2017	2016	2015	2017	2016	2015	2017	2016	2015
$2,570	$6,519	$—	$3,251	$814	$—	$2,249	$—	$—

(i)	These charges do not include the effect of the cross-currency interest rate swap agreements mentioned in Note 13, amounting to a loss of $6,921 and $18,177, during fiscal years 2017 and 2016, respectively. Including these effects the total interest cost amounts to $9,491 and $24,696, respectively.

(ii)	These charges are included within "Net interest expense" in the consolidated statement of income.

(iii)	Transaction costs related to the repayment of the Loan.

Other required disclosure

At December 31, 2017, future payments related to the Company’s long-term debt are as follows:

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017

Amounts in thousands of US dollars, except for share data and as otherwise indicated

12.	Long-term debt (continued)

Other required disclosure (continued)

	Principal	Interest	Total
2018	4,359	40,920	45,279
2019	4,404	40,557	44,961
2020	3,895	40,217	44,112
2021	3,831	39,862	43,693
2022	4,040	39,468	43,508
Thereafter	619,979	94,148	714,127
Total payments	640,508	295,172	935,680
Interest	—	(295,172)	(295,172)
Discount on 2023 Notes	(3,804)	—	(3,804)
Premium on 2023 Notes	1,438	—	1,438
Deferred financing cost	(4,641)	—	(4,641)
Long-term debt	$633,501	$—	$633,501

13.	Derivative instruments

The following table presents the fair values of derivative instruments included in the consolidated balance sheets as of December 31, 2017 and 2016:

	Derivatives
		Fair Value
Type of Derivative	Balance Sheets Location	2017	2016
Derivatives designated as hedging instruments
Cash flow hedge
Forward contracts	Other receivables	$309	$—
Forward contracts	Accrued payroll and other liabilities	$(517)	$(100)
Cross-currency interest rate swap (i)	Derivative instruments	7,835	(3,274)
Call spread (i)	Derivative instruments	(10,908)	—
Coupon-only swap (i)	Derivative instruments	15,114	—
Fair value hedge
Cross-currency interest rate swap (i)	Derivative instruments	—	(27,217)
Total derivative instruments		$11,833	$(30,591)

(i)	At December 31, 2017, presented in the consolidated balance sheet as follows: $35,069 as non-current asset, $15,522 as a current liability and $7,506 as non-current liability. At December 31, 2016, presented in the consolidated balance sheet as follows: $19,876 as a current liability and $10,615 as a non-current liability.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017

Amounts in thousands of US dollars, except for share data and as otherwise indicated

13.	Derivative instruments (continued)

Derivatives designated as hedging instruments

Cash flow hedge

Forward contracts

The Company has entered into various forward contracts in a few territories in order to hedge a portion of the foreign exchange risk associated with forecasted imports of goods. The effect of the hedges result in fixing the cost of goods acquired (i.e. the net settlement or collection adjusts the cost of inventory paid to the suppliers). As of December 31, 2017, the Company has forward contracts outstanding with a notional amount of $24,397 that mature during 2018.

The Company made net (payments) collections totaling $(1,236), $(1,307) and $2,306 during fiscal years 2017, 2016 and 2015, respectively, as a result of the net settlements of these derivatives.

Cross-currency interest rate swap

The Company entered into three cross-currency interest rate swap agreements to hedge all the variability in a portion (73.00%) of the principal and interest collections of its BRL intercompany loan receivables with ADBV. The agreements were signed during November 2013 (amended in February 2017), June and July 2017. The following table presents information related to the terms of the agreements:

	Payable			Receivable
Bank	Currency	Amount	Interest rate	Currency	Amount	Interest rate	Interest payment dates	Maturity
JP Morgan Chase Bank, N.A. (i)	BRL	108,000	13%		$35,400	4.38%	March 31/ September 30	September 2023
JP Morgan Chase Bank, N.A.	BRL	98,670	13%		$30,000	6.02%	March 31/ September 30	September 2023
Citibank N.A.	BRL	94,200	13%		$30,000	6.29%	March 31/ September 30	September 2023

(i)	During the fiscal year ended December 31, 2017, the agreement was amended twice: on February 9, 2017 and February 22, 2017. All the terms of the swap agreement match the terms of the BRL intercompany loan receivable. As a result of the amendments the Company paid $2,689. According to ASC 815-30-40, the amount deferred in accumulated other comprehensive income until the date of the last amendment, amounting to $677 as of December 31, 2017, will be amortized to earnings as the originally hedged cash flows affects the statement of income.

During April 2017, the Company’s Brazilian subsidiary entered into similar agreements in order to hedge all the variability in a portion (50%) of the principal and interest payable of intercompany loan payables nominated in US dollar.

The following table presents information related to the terms of the agreements:

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017

Amounts in thousands of US dollars, except for share data and as otherwise indicated

13.	Derivative instruments (continued)

Derivatives designated as hedging instruments (continued)

Cash flow hedge (continued)

Cross-currency interest rate swap (continued)

	Payable			Receivable
Bank	Currency	Amount	Interest rate	Currency	Amount	Interest rate	Interest payment dates	Maturity
BAML (i)	BRL	156,250	13.64%		$50,000	6.91%	March 31/ September 30	April 2027
Banco Santander S.A.	BRL	155,500	13.77%		$50,000	6.91%	June 30/ December	September 2023

(i)	Bank of America Merrill Lynch Banco Múltiplo S.A.

The Company paid $6,163 and $2,795 of net interest during the fiscal years December 31, 2017 and 2016, respectively.

Call spread

During April 2017, the Company’s Brazilian subsidiary entered into two call spread agreements in order to hedge the variability in a portion (50%) of the principal of intercompany loan payables nominated in US dollar. Call spread agreements consist of a combination of two call options: the Company bought an option to buy US dollar at a strike price equal to the BRL exchange rate at the date of the agreements, and wrote an option to buy US dollar at a higher strike price than the previous one. Both pair of options have the same notional amount and are based on the same underlying with the same maturity date.

The following table presents information related to the terms of the agreements:

Bank	Nominal Amount		Strike price		Maturity
	Currency	Amount	Call option written	Call option bought
Citibank S.A.		$50,000	4.49	3.11	September 2023
JP Morgan S.A.		$50,000	5.20	3.13	April 2027

Coupon-only swap

During April 2017, the Company’s Brazilian subsidiary entered into two coupon-only swap agreements in order to hedge the variability (50%) in the interest payable related to the intercompany loan aforementioned.

The following table presents information related to the terms of the agreements:

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017

Amounts in thousands of US dollars, except for share data and as otherwise indicated

13.	Derivative instruments (continued)

Derivatives designated as hedging instruments (continued)

Cash flow hedge (continued)

Coupon-only swap (continued)

Bank	Payable			Receivable			Interest payment dates	Maturity
	Currency	Amount	Interest rate	Currency	Amount	Interest rate
Citibank S.A.	BRL	155,500	11.08%		$50,000	6.91%	June 30/ December 31	September 2023
JP Morgan S.A.	BRL	156,250	11.18%		$50,000	6.91%	March 31/ September 30	April 2027

The Company paid $1,390 of net interest during the twelve months ended December 31, 2017, related to these agreements.

Additional disclosures

The following table present the pretax amounts affecting income and other comprehensive income for the twelve months ended December 31, 2017 and 2016 for each type of derivative relationship:

Derivatives in Cash Flow Hedging Relationships	(Loss) Gain Recognized in Accumulated OCI on Derivative (Effective Portion)			Loss (Gain) Reclassified from Accumulated OCI into Income (Effective Portion) (i)			Gain (Loss) Recognized in Income on Derivative (Amount Excluded from Effectiveness Testing and Ineffective Portion) (ii)
	2017	2016	2015	2017	2016	2015	2017	2016	2015
Forward contracts	$(1,344)	$(1,861)	$1,903	$1,236	$1,307	$(2,306)	$—	$—	$—
Cross-currency interest rate swaps	5,828	(16,952)	18,584	1,965	9,935	(11,903)	—	—	(2,650)
Call Spread	21,047	—	—	2,791	—	—	—	—	—
Coupon-only swap	(13,598)	—	—	(5,933)	—	—	(101)	—	—
Total	11,933	(18,813)	20,487	59	11,242	(14,209)	(101)	—	(2,650)

(i)	The (loss) gain recognized in income related to forward contracts was recorded as an adjustment to food and paper. The net (loss) gain recognized in income, related to Cross-currency interest rate swaps is presented in the consolidated statement of income as follows: a gain (loss) of $7,532 and $(6,997) and $13,595, for the fiscal years 2017, 2016 and 2015, respectively, as an adjustment to foreign currency exchange results and a loss of $9,497 and $2,938 and $1,692, for the fiscal years 2017, 2016 and 2015, respectively as an adjustment to net interest expense. The gain (loss) recognized in income related to call spread agreements

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017

Amounts in thousands of US dollars, except for share data and as otherwise indicated

and coupon-only swap agreements were recorded as an adjustment to foreign currency exchange and interest expense, respectively.

(ii)	The gain recognized in income is presented within "Loss from derivative instruments".

13.	Derivative instruments (continued)

Derivatives designated as hedging instruments (continued)

Fair value hedge

Cross-currency interest rate swap

On March 29, 2016, the Company entered into five cross-currency interest rate swap agreements (the "2016 cross-currency interest rate swap") in order to fully hedge the principal and interest cash flows of the Secured Loan Agreement described in Note 12, into BRL. The agreements were signed with the Brazilian subsidiaries of the banks participating in the secured loan. All the terms of the 2016 cross-currency interest rate swap agreements matched the terms of the Secured Loan Agreement. Pursuant to these agreements, the Company received interest in US dollar at an interest rate equal to the one it had to pay to the off-shore lenders over a notional amount of $167.3 million and paid interest in BRL at CDI plus 4.50% per year, over a notional amount of BRL 613,9 million quarterly, beginning June 2016.

During April 2017, the Company unwound these agreements as a consequence of the repayment of the Secured Loan Agreement mentioned in Note 12. The total payment amounted to $39.1 million (BRL122.7 million), including $0.9 million of accrued and unpaid interest.

During fiscal years 2017 and 2016, the accrued interest amounted to $6,921 and $18,177, respectively. These charges do not include the effect of the Secured Loan Agreement mentioned in Note 12, amounting to a loss of $2,570 and $6,519, respectively. Including these effects the total interest cost amounts to $9,491 and $24,696, respectively.

These amounts were recorded within “Net interest expense” in the Company’s consolidated statement of income.

According to ASC 815-25-35, the change in the fair value of the hedging instrument and the change in the fair value of the hedged item shall be recognized in earnings. If those results are not perfectly offset, the difference shall be considered as hedge ineffectiveness.

The following table presents the pretax amounts affecting income for the fiscal years ended December 31, 2017 and 2016, respectively:

	Cross-currency swaps (i)
Derivatives in Fair Value Hedging Relationships	2017	2016

Loss recognized in Income on hedging derivatives	(9,599)	(5,814)
Gain recognized in Income on hedging items	4,118	2,877

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017

Amounts in thousands of US dollars, except for share data and as otherwise indicated

(i)	The loss of $5,481 and $2,937, in 2017 and 2016, respectively, related to the ineffective portion of derivatives, was recorded within “Loss from derivative instruments” in the Company’s consolidated statements of income (loss).

13.	Derivative instruments (continued)

Derivatives not designated as hedging instruments

During fiscal year 2017, the Company enters into certain derivatives that are not designated for hedge accounting, therefore the changes in the fair value of these derivatives are recognized immediately in earnings, within "Loss from derivatives instruments" in the Company´s consolidated statement of income.

The Company paid $1,156 during the twelve months ended December 31, 2017 related to those forward contracts.

Total equity return swap

On August 13, 2012, the Company entered into a total equity return swap agreement with Goldman Sachs International (GSI) in order to minimize earning volatility related to a long-term incentive plan to reward employees implemented by ADBV in 2008, fully vested in March 2015. The agreement was renewed twice and as from the amendment signed on September 23, 2014, the Company was required to make a collateral deposit, which returned to the Company with the maturity of the agreement on September 12, 2015. During the third quarter of 2015, the Company paid $9,681 as settlement of the agreement.

The Company did not designate this swap as a hedge under ASC 815. Therefore, the agreement was carried at fair market value in the consolidated balance sheets with changes reported in earnings, within "General and administrative expenses". The interest portion was recorded within “Net interest expense” in the Company’s consolidated statement of income.

The following table presents amounts affecting income related to derivatives not designated as hedging instruments:

Derivatives Not Designated as Hedging		Loss Recognized in Income on Derivative instruments
Instruments	Location of Loss Recognized in Income	2017	2016	2015
Total equity return swap	General and administrative expenses (i)	$—	$—	$(1,743)
	Net interest expense	—	—	(453)
Others	Loss from derivative instruments	—	(127)	(244)
Total		$—	$(127)	$(2,440)

(i)	For the fiscal year 2015, includes a loss amounting to $1,252 excluded from Adjusted EBITDA as from the total vesting of the plan. See Adjusted EBITDA reconciliation in Note 21.

14.	Operating lease agreements

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017

Amounts in thousands of US dollars, except for share data and as otherwise indicated

At December 31, 2017, the Company was the lessee at 2,743 locations through ground leases (the Company leases the land and the Company or franchisee owns the building) and through improved leases (the Company leases land and buildings). Lease terms for most restaurants vary between 10 and 20 years and, in many cases, provide for rent escalations and renewal options, with certain leases providing purchase options. Escalations terms vary by reporting unit, with examples including fixed-rent escalations, escalations based on an inflation index, and fair value adjustments. According to rental terms, the Company pays monthly rent based on the greater of a fixed rent or a certain percentage of the Company’s gross sales. For most locations, the Company is obligated for the related occupancy costs including property taxes, insurance and maintenance.

14.	Operating lease agreements (continued)

However, for franchised sites, the Company requires the franchisees to pay these costs. In addition, the Company is the lessee under non-cancelable leases covering certain offices and warehouses.

In March 2010, the Company entered into an aircraft operating lease agreement for a term of 8 years, which provides for quarterly payments of $690. The agreement includes a purchase option at the end of the lease term at fair market value and also an early purchase option at a fixed amount of $26,685 at maturity of the 24th quarterly payment. The Company was required to make a cash deposit of $5,325 as collateral for the obligations assumed under this agreement. On December 22, 2017, the Company entered into an amendment to the agreement, extending the term of the aircraft operating lease for an additional 10 years, with quarterly payments (retroactively effective as of December 5, 2017) of $442. Under the new agreement, the Company was required to make a cash collateral deposit of $2,500.

At December 31, 2017, future minimum payments required under existing operating leases with initial terms of one year or more are:

	Restaurant	Other	Total
2018	$141,641	$6,844	$148,485
2019	124,242	4,639	128,881
2020	109,389	4,378	113,767
2021	94,080	3,333	97,413
2022	76,339	2,729	79,068
Thereafter	350,413	14,570	364,983
Total minimum payment	$896,104	$36,493	$932,597

The following table provides detail of rent expense for fiscal years 2017, 2016 and 2015:

	2017	2016	2015
Company-operated restaurants (i)	$148,505	$131,142	$135,232
Franchised restaurants (ii)	54,711	43,311	36,381
Total rent expense	$203,216	$174,453	$171,613

(i)	Included within “Occupancy and other operating expenses” in the consolidated statements of income (loss).

(ii)	Included within “Franchised restaurants – occupancy expenses” in the consolidated statements of income (loss).

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017

Amounts in thousands of US dollars, except for share data and as otherwise indicated

The following table provides a breakdown detail of rent expense between minimum and contingent rentals for fiscal years 2017, 2016 and 2015:

	2017	2016	2015
Minimum rentals	$138,496	$122,726	$122,110
Contingent rentals based on sales	64,720	51,727	49,503
Total rent expense	$203,216	$174,453	$171,613

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017

Amounts in thousands of US dollars, except for share data and as otherwise indicated

15.	Franchise arrangements

Individual franchise arrangements generally include a lease and a license and provide for payment of initial fees as well as continuing rent and service fees (royalties) to the Company based upon a percentage of sales with minimum rent payments. The Company’s franchisees are granted the right to operate a restaurant using the McDonald’s system and, in most cases, the use of a restaurant facility, generally for a period of 20 years. Franchisees pay related occupancy costs including property taxes, insurance and maintenance. Pursuant to the MFAs, the Company pays initial fees and continuing service fees for franchised restaurants to McDonald’s Corporation. Therefore, the margin for franchised restaurants is primarily comprised of rental income net of occupancy expenses (depreciation for owned property and equipment and/or rental expense for leased properties).

At December 31, 2017 and 2016, net property and equipment under franchise arrangements totaled $138,587 and $140,000, respectively (including land for $41,057 and $39,273, respectively).

Revenues from franchised restaurants for fiscal years 2017, 2016 and 2015 consisted of:

	2017	2016	2015
Rent	$155,405	$123,311	$121,122
Initial fees (i)	1,205	1,386	611
Royalty fees (ii)	659	599	628
Total	$157,269	$125,296	$122,361

(i)	Presented net of initial fees paid to McDonald’s Corporation for $1,417, $1,588 and $747 in 2017, 2016 and 2015, respectively.

(ii)	Presented net of royalties fees paid to McDonald’s Corporation for $64,806, $50,839 and $49,742 in 2017, 2016 and 2015, respectively.

At December 31, 2017, future minimum rent payments due to the Company under existing franchised agreements are:

	Owned sites	Leased sites	Total
2018	$5,651	$59,667	$65,318
2019	5,185	56,869	62,054
2020	4,782	53,615	58,397
2021	4,462	48,347	52,809
2022	3,795	41,043	44,838
Thereafter	18,561	160,860	179,421
Total	$42,436	$420,401	$462,837

16.	Income taxes

The Company’s operations are conducted by its foreign subsidiaries in Latin America and the Caribbean. The foreign subsidiaries are incorporated under the laws of their respective countries and as such the Company is taxed in such foreign countries.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017

Amounts in thousands of US dollars, except for share data and as otherwise indicated

16.	Income taxes (continued)

Statutory tax rates in the countries in which the Company operates for fiscal years 2017, 2016 and 2015 were as follows:

	2017	2016	2015
Puerto Rico	20%	20%	20%
Argentina, Martinique, French Guyana, Guadeloupe, St Croix, St. Thomas, Aruba and Curacao	35%	35%	35%
Brazil and Venezuela	34%	34%	34%
Colombia	40%	40%	39%
Peru	30%	28%	28%
Costa Rica and Mexico	30%	30%	30%
Panamá, Uruguay, Trinidad and Tobago, Ecuador and Netherlands	25%	25%	25%
Chile	26%	24%	23%

Income tax expense for fiscal years 2017, 2016 and 2015 consisted of the following:

	2017	2016	2015
Current income tax expense	$51,215	$54,142	$31,873
Deferred income tax expense (benefit)	2,099	5,499	(9,057)
Income tax expense	$53,314	$59,641	$22,816

Income tax expense for fiscal years 2017, 2016 and 2015 differed from the amounts computed by applying the Company’s weighted-average statutory income tax rate to pre-tax income (loss) as a result of the following:

	2017	2016	2015
Pre-tax income (loss)	$182,813	$138,629	$(28,553)
Weighted-average statutory income tax rate (i)	35.5%	35.4%	32.8%
Income tax expense at weighted-average statutory tax rate on pre-tax income (loss)	64,901	49,030	(9,353)
Permanent differences:
Change in valuation allowance (ii)	(19,133)	(17,037)	63,880
Expiration and changes in tax loss carryforwards (iii)	14,007	18,291	—
Non-deductible expenses	9,888	15,047	10,243
Tax benefits, including Brazil and other	(10,744)	(14,437)	(17,377)
Income taxes withholdings on intercompany transactions (iv)	6,804	22,379	1,557
Differences including exchange rate, inflation adjustment and filing differences	(11,769)	(13,001)	(29,222)
Alternative Taxes	(363)	(114)	2,386
Others	(277)	(517)	702
Income tax expense	$53,314	$59,641	$22,816

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017

Amounts in thousands of US dollars, except for share data and as otherwise indicated

16.	Income taxes (continued)

(i)	Weighted-average statutory income tax rate is calculated based on the aggregated amount of the income before taxes by country multiplied by the prevailing statutory income tax rate, divided by the consolidated income before taxes.

(ii)	Comprises net changes in valuation allowances for the year, mainly related to Non-Operating Losses (NOLs).

(iii)	Expiration of loss tax carryforwards are mainly generated by Holding legal entities and the Caribbean division.

(iv)	Comprises income tax withheld on the payment of interest on intercompany loans. In 2016 this item also includes the withholding income tax of $18.2 million due the repayment of the Company’s 2016 Notes.

The tax effects of temporary differences and carryforwards that comprise significant portions of deferred tax assets and liabilities at December 31, 2017 and 2016 are presented below:

	2017	2016
Tax loss carryforwards (i)	$238,082	$268,389
Purchase price allocation adjustment	24,437	30,855
Property and equipment, tax inflation	37,577	37,471
Other accrued payroll and other liabilities	30,730	15,437
Share-based compensation	3,850	4,151
Provision for contingencies	2,478	3,449
Other deferred tax assets (ii)	21,528	27,292
Other deferred tax liabilities (iii)	(10,670)	(13,649)
Property and equipment - difference in depreciation rates	(12,639)	(14,195)
Valuation allowance (iv)	(271,651)	(290,620)
Net deferred tax asset	$63,722	$68,580

(i)	As of December 31, 2017, the Company and its subsidiaries has accumulated operating tax loss carryforwards amounting to $849,911. The Company has operating tax loss carryforwards amounting to $274,106, expiring between 2018 and 2022. In addition, the Company has operating tax loss carryforwards amounting to $348,370 expiring after 2022 and operating tax loss carryforwards amounting to $227,435 that do no expire. Changes in tax loss carryforwards for the year relate to the use of NOLs, mainly in Mexico and Brazil, and the expiration of tax loss carryforwards in other markets.

(ii)	Other deferred tax assets reflect the net tax effects of temporary differences between the carrying amounts of assets for financial reporting purposes (accounting base) and the amounts used for income tax purposes (tax base). For the fiscal year ended December 31, 2017, this item includes: bad debt reserve in Puerto Rico for $3,782, provision for regular expenses for $9,824, mainly corresponding to Brazil, Mexico and Colombia; and foreign currency exchange differences in Venezuela for $698. For the fiscal year ended December 31, 2016 this item includes regular expenses provisions for $14,063, for Brazil and Colombia; $5,055 related to foreign currency exchange differences in Venezuela and $3,832 in Puerto Rico, mainly related to bad debt reserve.

(iii)	Primarily related to intangible assets and foreign currency exchange differences.

(iv)	In assessing the realization of deferred income tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017

Amounts in thousands of US dollars, except for share data and as otherwise indicated

16.	Income taxes (continued)

The total amount of $63,722 for the year ended December 31, 2017, is presented in the consolidated balance sheet as non-current asset and non-current liability amounting to $74,299 and $10,577, respectively.

The total amount of $68,580 for the year ended December 31, 2016, is presented in the consolidated balance sheet as non-current asset and non-current liability amounting to $70,446 and $1,866, respectively.

Deferred income taxes have not been recorded for temporary differences related to investments in certain foreign subsidiaries. These temporary differences, comprise undistributed earnings considered permanently invested in subsidiaries amounted to $116,042 at December 31, 2017. Determination of the deferred income tax liability on these unremitted earnings is not practicable because such liability, if any, is dependent on circumstances existing if and when remittance occurs.

As of December 31, 2017, and 2016, the Company’s gross unrecognized tax benefits totaled Nil and $19 (including interests and penalties), respectively, that would favorably affect the effective tax rate if resolved in the Company’s favor.

The following table presents a reconciliation of the beginning and ending amounts of unrecognized tax benefits:

	2017	2016
Balances at beginning balance	$19	$63
Decrease for positions taken in prior years	(19)	(44)
Balances at ending balance	$—	$19

The Company is regularly under audit in multiple tax jurisdictions. It is reasonably possible that, as a result of audit progression within the next 12 months, there may be new information that causes the Company to reassess the total amount of unrecognized tax benefits recorded. While the Company cannot estimate the impact that new information may have on the unrecognized tax benefit balance, the Company believes that the liabilities that are recorded are appropriate and adequate as determined under ASC 740. The Company is generally no longer subject to income tax examinations by tax authorities for years prior to 2011.

As of December 31, 2017, there are certain matters related to the interpretation of income tax laws for which there is a possibility that a loss may have been incurred, as of the date of the financial statements in accordance with ASC 740 in an amount of $150 million, related to assessments for the fiscal years 2009 to 2013. No formal claim has been made for fiscal years within the statute of limitation by Tax authorities in any of the mentioned matters, however those years are still subject to audit and claims may be asserted in the future.

17.	Share-based compensation

2011 Equity Incentive Plan

In March 2011, the Company adopted its Equity Incentive Plan, or 2011 Plan, to attract and retain the most highly qualified and capable professionals and to promote the success of its business. This Plan is being used to reward certain employees for the success of the Company’s business through an annual award program. The 2011 Plan permits grants of awards relating to class A shares, including awards in the form of shares (also referred to as stock), options, restricted shares, restricted share units, share appreciation rights, performance awards and other share-based awards as will be determined by

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017

Amounts in thousands of US dollars, except for share data and as otherwise indicated

17.	Share-based compensation (continued)

the Company’s Board of Directors. The maximum number of shares that may be issued under the 2011 Plan is 2.5% of the Company’s total outstanding class A and class B shares immediately following its initial public offering.

2011 Equity Incentive Plan (continued)

The Company made a special grant of stock options and restricted share units in 2011 in connection with its initial public offering, which are totally vested. The Company also made recurring grants of stock options and restricted share units in each of the fiscal years from 2011 to 2017 (from 2015 to 2017 only restricted share units). Both types of these recurring annual awards vest as follows: 40% on the second anniversary of the date of grant and 20% on each of the following three anniversaries. For all grants, each stock option granted represents the right to acquire a Class A share at its grant-date fair market value, while each restricted share unit represents the right to receive a Class A share when vested. The exercise right for the stock options is cumulative and, once such right becomes exercisable, it may be exercised in whole or in part during quarterly window periods until the date of termination, which occurs at the seventh anniversary of the date of grant. The Company utilizes a Black-Scholes option-pricing model to estimate the value of stock options at the grant date. The value of restricted shares units is based on the quoted market price of the Company’s class A shares at the grant date.

On June 28, 2016, 1,117,380 stock option units were converted to a liability award maintaining the original conditions of the 2011 Plan. There were not incremental compensation costs resulting from the modification. The employees affected by this modification were 104. The accrued liability is remeasured on a monthly basis until settlement. As of December 31, 2017 and 2016, the outstanding units related to this liability award were 605,821 and 933,399, respectively. The accumulated Additional paid-in capital related to these units as from the grant date amounts to $5,865 and $5,820 during fiscal years 2017 and 2016, respectively (net of $85 and $9 reclassified to "Accrued payroll and other liabilities" in the Company’s consolidated balance sheet in 2017 and 2016, respectively).

The Company recognizes stock-based compensation expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards. The Company recognized stock-based compensation expense in the amount of $3,267, $3,303 and $2,788 during fiscal years 2017, 2016 and 2015, respectively. The stock-based compensation expense of fiscal year 2015 includes $210 relates to the special awards granted in connection with the initial public offering. Stock-based compensation expense is included within “General and administrative expenses” in the consolidated statements of income (loss).

The Company recognized $151, $688 and $(1,581) of related income tax benefit (expense) during fiscal years 2017, 2016 and 2015, respectively.

Stock Options

The following table summarizes the activity of stock options during fiscal years 2017, 2016 and 2015:

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017

Amounts in thousands of US dollars, except for share data and as otherwise indicated

17.	Share-based compensation (continued)

2011 Equity Incentive Plan (continued)

Stock Options (continued)

	Units	Weighted-average strike price	Weighted-average grant-date fair value
Outstanding at December 31, 2014	2,550,835	17.62	4.94
2014 annual grant	(141,130)	16.54	5.02
Forfeitures	(383,811)	20.01	5.41
Outstanding at December 31, 2015	2,025,894	21.03	5.87
Forfeitures	(80,734)	10.30	2.68
Expired (i)	(51,305)	14.05	4.02
Modification (ii)	(1,117,380)	19.07	5.30
Outstanding at December 31, 2016	776,475	15.55	4.46
Expired (i)	(141,986)	21.20	5.28
Outstanding at December 31, 2017	634,489	14.28	4.28
Exercisable at December 31, 2017	540,331	15.03	4.58

(i)	As of December 31, 2017 and 2016, Additional paid-in capital included $750 and $206 respectively, related to expired stock options.

(ii)	Corresponds to stock options converted to a liability award.

The following table provides a summary of outstanding stock options at December 31, 2017:

	Vested (i)	Non-vested (ii)	Total
Number of units outstanding	540,331	94,158	634,489
Weighted-average grant-date fair market value per unit	4.58	2.53	4.28
Total grant-date fair value	2,476	238	2,714
Weighted-average accumulated percentage of service	100	86.6	98.8
Stock-based compensation recognized in Additional paid-in capital	2,476	206	2,682
Compensation expense not yet recognized (iii)	—	32	32

(i)	Related to exercisable awards.

(ii)	Related to awards that will vest between fiscal years 2017 and 2019.

(iii)	Expected to be recognized in a weighted-average period of 0.3 years.

Restricted Share Units

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017

Amounts in thousands of US dollars, except for share data and as otherwise indicated

17.	Share-based compensation (continued)

The following table summarizes the activity of restricted share units during fiscal years 2017, 2016 and 2015:

2011 Equity Incentive Plan (continued)

Restricted Share Units (continued)

	Units	Weighted-average grant-date fair value
Outstanding at December 31, 2014	862,855	14.38
2015 annual grant	923,213	6.33
Partial vesting of 2011 grant	(222,781)	21.20
Partial vesting of 2012 grant	(31,772)	14.35
Partial vesting of 2013 grant	(68,300)	14.31
Forfeitures	(233,005)	9.88
Outstanding at December 31, 2015	1,230,210	7.96
2016 annual grant	865,291	4.70
Partial vesting of 2011 grant	(27,075)	21.20
Partial vesting of 2012 grant	(24,653)	14.35
Partial vesting of 2013 grant	(26,054)	14.31
Partial vesting of 2014 grant	(94,546)	8.58
Forfeitures	(142,176)	6.64
Outstanding at December 31, 2016	1,780,997	6.07
2017 annual grant	497,960	9.20
Partial vesting of 2012 grant	(23,003)	14.35
Partial vesting of 2013 grant	(24,073)	14.31
Partial vesting of 2014 grant	(44,312)	8.58
Partial vesting of 2015 grant	(269,896)	6.33
Forfeitures	(180,828)	5.99
Outstanding at December 31, 2017	1,736,845	6.65
Exercisable at December 31, 2017	—	—

As of December 31, 2017, all Class A Shares were issued. Hence, the accumulated compensation expense related to partial vesting was reclassified from "Additional paid-in capital" to "Common stock".

The following table provides a summary of outstanding restricted share units at December 31, 2017:

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017

Amounts in thousands of US dollars, except for share data and as otherwise indicated

17.	Share-based compensation (continued)

Number of units outstanding (i)	1,736,845
Weighted-average grant-date fair market value per unit	6.65
Total grant-date fair value	11,542
Weighted-average accumulated percentage of service	49.80
Stock-based compensation recognized in Additional paid-in capital	5,744
Compensation expense not yet recognized (ii)	5,798

2011 Equity Incentive Plan (continued)

Restricted Share Units (continued)

(i)	Related to awards that will vest between fiscal years 2018 and 2022.

(ii)	Expected to be recognized in a weighted-average period of 2.0 years.

18.	Commitments and contingencies

Commitments

The MFAs require the Company and its MF subsidiaries, among other obligations:

(i)	to pay monthly royalties commencing at a rate of approximately 5% of gross sales of the restaurants, during the first 10 years, substantially consistent with market. This percentage increases to 6% and 7% for the subsequent two 5-year periods of the agreement;

(ii)	to agree with McDonald’s on a restaurant opening plan and a reinvestment plan for each three-year period and pay an initial franchise fee for each new restaurant opened;

(iii)	to commit to funding a specified Strategic Marketing Plan;

(iv)	to own (or lease) directly or indirectly, the fee simple interest in all real property on which any franchised restaurant is located; and

(v)	to maintain a minimum fixed charge coverage ratio (as defined therein) at least equal to 1.50 as well as a maximum leverage ratio (as defined therein) of 4.25.

On January 26, 2017, the Company reached an agreement with McDonald’s Corporation related to the restaurant opening and reinvestment plan, mentioned in point (ii) above, for the three-year period commenced on January 1, 2017. Under the agreement, the Company committed to open 180 new restaurants and to reinvest $292 million in existing restaurants. On January 25, 2017, McDonald’s Corporation agreed to provide growth support for the same period. The Company projects that the impact of this support could result in a consolidated effective royalty rate of 5.7% in 2018 and 5.9% in 2019.

McDonald’s Corporation granted the Company limited waivers through and including June 30, 2016, during which time the Company was not required to comply with the financial ratios set forth in the MFA, mentioned in point (v) above. If the Company would not be in compliance with the financial requirements and would be unable to obtain an extension of the waiver or to comply with the original commitments under the MFA, it could be in material breach. A breach of the MFA would give McDonald’s Corporation certain rights, including the ability to acquire all or portions of the business.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017

Amounts in thousands of US dollars, except for share data and as otherwise indicated

18.	Commitments and contingencies (continued)

The following table summarize Company’s ratios requirements for the three-month periods ended from March 31, 2015 to December 31, 2017:

	Fixed Charge Coverage Ratio	Leverage Ratio
March 31, 2015	1.40	4.62
June 30, 2015	1.45	4.61
September 30, 2015	1.48	4.56
December 31, 2015	1.56	4.40
March 31, 2016	1.67	4.80
June 30, 2016	1.64	4.40
September 30, 2016	1.67	4.08
December 31, 2016	1.64	4.21
March 31, 2017	1.65	4.12
June 30, 2017	1.65	4.05
September 30, 2017	1.69	4.02
December 31, 2017	1.77	3.80

In addition, the Company maintains standby letters of credit with an aggregate drawing amount of $80 million in favor of McDonald’s Corporation as collateral for the obligations assumed under the MFAs. The letters of credit can be drawn if certain events occur, including the failure to pay royalties. No amounts have been drawn at the date of issuance of these financial statements.

Provision for contingencies

The Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor, tax and other matters. At December 31, 2017 and 2016, the Company maintains a provision for contingencies, net of judicial deposits, amounting to $27,956 and $18,112, respectively, presented as follows: $2,529 and $764 as a current liability and $25,427 and $17,348 as a non-current liability, respectively. The breakdown of the provision for contingencies is as follows:

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017

Amounts in thousands of US dollars, except for share data and as otherwise indicated

Provision for contingencies (continued)

18.	Commitments and contingencies (continued)

Description	Balance at beginning of period	Accruals, net	Settlements	Reclassifications and increase of judicial deposits	Translation	Balance at end of period
Year ended December 31, 2017:
Tax contingencies in Brazil (i)	$13,312	$(2,599)	$(337)	$(667)	$(385)	$9,324
Labor contingencies in Brazil (ii)	11,150	31,448	(21,130)	—	(407)	21,061
Other (iii)	12,222	7,150	(3,960)	17	217	15,646
Subtotal	36,684	35,999	(25,427)	(650)	(575)	46,031
Judicial deposits (iv)	(18,572)	161	—	(60)	396	$(18,075)
Provision for contingencies	$18,112	$36,160	$(25,427)	$(710)	$(179)	$27,956

Year ended December 31, 2016:
Tax contingencies in Brazil (i)	$5,118	$7,196	$—	$—	$998	$13,312
Labor contingencies in Brazil (ii)	7,013	19,903	(17,523)	—	1,757	11,150
Other (iii)	13,947	1,478	(3,031)	(37)	(135)	12,222
Subtotal	26,078	28,577	(20,554)	(37)	2,620	36,684
Judicial deposits (iv)	(5,500)	—	—	(11,458)	(1,614)	(18,572)
Provision for contingencies	$20,578	$28,577	$(20,554)	$(11,495)	$1,006	$18,112

Year ended December 31, 2015:
Tax contingencies in Brazil (i)	$1,999	$4,616	$(9)	$(532)	$(956)	$5,118
Labor contingencies in Brazil (ii)	10,360	19,692	(19,877)	(26)	(3,136)	7,013
Other (iii)	7,780	13,421	(4,213)	(22)	(3,019)	13,947
Subtotal	20,139	37,729	(24,099)	(580)	(7,111)	26,078
Judicial deposits (iv)	(7,935)	—	684	(863)	2,614	(5,500)
Provision for contingencies	$12,204	$37,729	$(23,415)	$(1,443)	$(4,497)	$20,578

(i)	In 2017, it includes mainly CIDE. In 2016 and 2015 it includes indirect tax matters, mainly PIS/COFINS.

(ii)	It primarily relates to dismissals in the normal course of business.

(iii)	It relates to tax and labor contingencies in other countries and civil contingencies in all the countries.

(iv)	It primarily relates to judicial deposits the Company was required to make in connection with the proceedings in Brazil.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017

Amounts in thousands of US dollars, except for share data and as otherwise indicated

18.	Commitments and contingencies (continued)

As of December 31, 2017, there are certain matters related to the interpretation of tax and labor laws for which there is a possible that a loss may have been incurred in accordance with ASC 450-20-50-4 to be within a range of $89 million and $122 million.

Provision for contingencies (continued)

Additionally, there is a lawsuit filed by several Puerto Rican franchisees against McDonald’s Corporation and certain subsidiaries purchased by the Company during the acquisition of the LatAm business (“the Puerto Rican franchisees lawsuit”).

The claim seeks declaratory judgment and damages in the aggregate amount of $66.7 million plus plaintiffs’ attorney fees. At the end of 2014 the plaintiffs finalized their presentation of evidence whereas the Company has not started yet. At that time, the Company filed a Motion of Non Suit that has not be resolved by the Commissioner assigned to this case. The Company believes that the probability of a loss is remote.

During 2014, another franchisee filed a complaint (“the related Puerto Rican franchisee lawsuit”) against the Company and McDonald’s USA, LLC (a wholly owned subsidiary of McDonald’s Corporation), asserting a very similar claim to the one filed in the Puerto Rican franchisees lawsuit. The claim seeks declaratory judgment and damages in the amount of $30 million plus plaintiffs’ attorney fees. The Company also believes that the litigation probability of a loss is remote, since its close resemblance to the Puerto Rican franchisees lawsuit.

Furthermore, the Puerto Rico Owner Operator’s Association (“PROA”), an association integrated by the Company’s franchisees that meets periodically to coordinate the development of promotional and marketing campaigns (an association that at the time of the claim was formed solely by franchisees that are plaintiffs in the Puerto Rican franchisees lawsuit), filed a third party complaint and counterclaim (“the PROA claim”) against the Company and other third party defendants, in the amount of $31 million. On June 9, 2014, after several motions for summary judgment duly filed and opposed by the parties, the Court entered a “Partial Summary Judgment and Resolution” in favor of PROA, before initiating the discovery phase, finding that the Company must participate and contribute funds to the association. However, the Court did not specify any amount for which the Company should be held liable, due to its preliminary and interlocutory nature, and the lack of discovery conducted regarding the amounts claimed by the plaintiffs. The Company is opposing this claim vigorously because it believes that there is no legal basis for it, considering: (i) the obligation to contribute is not directed towards a cooperative, (ii) the franchise agreement does not contain a provision that makes it mandatory to participate in the cooperative, and (iii) PROA’s by-laws state that participation in the cooperative is voluntary, among other arguments. According to the points previously mentioned, the Company believes that the probability of a loss is remote, therefore no provision has been recorded.

Pursuant to Section 9.3 of the Stock Purchase Agreement, McDonald’s Corporation indemnifies the Company for certain Brazilian claims as well as for specific and limited claims arising from the Puerto Rican franchisees lawsuit. Pursuant to the MFA, the Company indemnifies McDonald’s for the related Puerto Rican franchisee lawsuit and the PROA claim.

At December 31, 2017, the provision for contingencies includes $2,489 ($5,170 at December 31, 2016), related to Brazilian claims that are covered by the indemnification agreement. As a result, the Company has recorded a current asset

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017

Amounts in thousands of US dollars, except for share data and as otherwise indicated

18.	Commitments and contingencies (continued)

and non-current asset in respect of McDonald’s Corporation’s indemnity in the consolidated balance sheet. The current asset in respect of McDonald’s Corporation’s indemnity represents the amount of cash to be received as a result of settling certain Brazilian labor and tax contingencies.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017

Amounts in thousands of US dollars, except for share data and as otherwise indicated

19.	Disclosures about fair value of financial instruments

As defined in ASC 820 Fair Value Measurement and Disclosures, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The transaction is based on a hypothetical transaction in the principal or most advantageous market considered from the perspective of the market participant that holds the asset or owes the liability. The valuation techniques that can be used under this guidance are the market approach, income approach or cost approach. The market approach uses prices and other information for market transactions involving identical or comparable assets or liabilities, such as matrix pricing. The income approach uses valuation techniques to convert future amounts to a single discounted present amount based on current market conditions about those future amounts, such as present value techniques, option pricing models (e.g. Black-Scholes model) and binomial models (e.g. Monte-Carlo model). The cost approach is based on current replacement cost to replace an asset.

The Company utilizes market data or assumptions that market participants who are independent, knowledgeable and willing and able to transact would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated or generally unobservable. The Company attempts to utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Company is able to classify fair value balances based on the observance of those inputs. The guidance establishes a formal fair value hierarchy based on the inputs used to measure fair value. The hierarchy gives the highest priority to level 1 measurements and the lowest priority to level 3 measurements, and accordingly, level 1 measurement should be used whenever possible.

The three levels of the fair value hierarchy as defined by the guidance are as follows:

Level 1: Valuations utilizing quoted, unadjusted prices for identical assets or liabilities in active markets that the Company has the ability to access. This is the most reliable evidence of fair value and does not require a significant degree of judgment. Examples include exchange-traded derivatives and listed equities that are actively traded.

Level 2: Valuations utilizing quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly for substantially the full term of the asset or liability.

Financial instruments that are valued using models or other valuation methodologies are included. Models used should primarily be industry-standard models that consider various assumptions and economic measures, such as interest rates, yield curves, time value, volatilities, contract terms, current market prices, credit risk or other market-corroborated inputs. Examples include most over-the-counter derivatives (non-exchange traded), physical commodities, most structured notes and municipal and corporate bonds.

Level 3: Valuations utilizing significant unobservable inputs provides the least objective evidence of fair value and requires a significant degree of judgment. Inputs may be used with internally developed methodologies and should reflect an entity’s assumptions using the best information available about the assumptions that market participants would use in pricing an asset or liability. Examples include certain corporate loans, real-estate and private equity investments and long-dated or complex over-the-counter derivatives.

Depending on the particular asset or liability, input availability can vary depending on factors such as product type, longevity of a product in the market and other particular transaction conditions. In some cases, certain inputs used to measure fair value may be categorized into different levels of the fair value hierarchy. For disclosure purposes under this guidance, the

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017

Amounts in thousands of US dollars, except for share data and as otherwise indicated

19.	Disclosures about fair value of financial instruments (continued)

lowest level that contains significant inputs used in valuation should be chosen. Pursuant to ASC 820-10-50, the Company has classified its assets and liabilities into these levels depending upon the data relied on to determine the fair values. The fair values of the Company’s derivatives are valued based upon quotes obtained from counterparties to the agreements and are designated as Level 2.

The following fair value hierarchy table presents information about the Company’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2017 and 2016:

	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2017
Assets
Cash equivalents	$93,541	$—	$—	$93,541
Short-term Investments	—	19,588	—	$19,588
Derivatives	—	35,378	—	35,378
Total Assets	$93,541	$54,966	$—	$148,507
Liabilities
Derivatives	$—	$23,545	$—	$23,545
Share-based compensation	—	1,483	—	1,483
Total Liabilities	$—	$25,028	$—	$25,028

	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2016
Assets
Cash equivalents -Investment funds	$132,040	$—	$—	$132,040
Total Assets	$132,040	$—	$—	$132,040
Liabilities
Derivatives	$—	$30,591	$—	$30,591
Share-based compensation	—	512	—	512
Secured loan agreement	—	164,385	—	164,385
Total Liabilities	$—	$195,488	$—	$195,488

The derivative contracts were valued using various pricing models or discounted cash flow analyses that incorporate observable market parameters, such as interest rate yield curves, option volatilities and currency rates that were observable for substantially the full term of the derivative contracts.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017

Amounts in thousands of US dollars, except for share data and as otherwise indicated

19.	Disclosures about fair value of financial instruments (continued)

Certain financial assets and liabilities not measured at fair value

At December 31, 2017, the fair value of the Company’s short-term and long-term debt was estimated at $692,299, compared to a carrying amount of $643,487. This fair value was estimated using various pricing models or discounted cash flow analysis that incorporated quoted market prices, and is similar to Level 2 within the valuation hierarchy. The carrying amount for notes receivable approximates fair value.

Non-financial assets and liabilities measured at fair value on a nonrecurring basis

Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, the assets and liabilities are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (e.g., when there is evidence of impairment). At December 31, 2017, no material fair value adjustments or fair value measurements were required for non-financial assets or liabilities, except for those required in connection with the impairment of long-lived assets and goodwill. Refer to Note 3 for more details, including inputs and valuation techniques used to measure fair value of these non-financial assets.

20.	Certain risks and concentrations

The Company’s financial instruments that are exposed to concentration of credit risk primarily consist of cash and cash equivalents, short-term investment and accounts and notes receivable. Cash and cash equivalents and short-term investment are deposited with various creditworthy financial institutions, and therefore the Company believes it is not exposed to any significant credit risk related to cash and cash equivalents and short-term investment. Concentrations of credit risk with respect to accounts and notes receivable are generally limited due to the large number of franchisees comprising the Company’s franchise base.

All the Company’s operations are concentrated in Latin America and the Caribbean. As a result, the Company’s financial condition and results of operations depend, to a significant extent, on macroeconomic and political conditions prevailing in the region. See Note 22 for additional information pertaining to the Company’s Venezuelan operations.

21.	Segment and geographic information

The Company is required to report information about operating segments in annual financial statements and interim financial reports issued to shareholders in accordance with ASC 280. Operating segments are components of a company about which separate financial information is available that is regularly evaluated by the chief operating decision maker(s) in deciding how to allocate resources and assess performance. ASC 280 also requires disclosures about the Company’s products and services, geographical areas and major customers.

As discussed in Note 1, the Company through its wholly-owned and majority-owned subsidiaries operates and franchises McDonald’s restaurants in the food service industry. The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. The Company manages its business as distinct geographic segments and its operations are divided into four geographical divisions, which are as follows: Brazil; the Caribbean division, consisting of Aruba, Curacao, Colombia, French Guyana, Guadeloupe, Martinique, Puerto Rico, Trinidad

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017

Amounts in thousands of US dollars, except for share data and as otherwise indicated

and Tobago, the U.S. Virgin Islands of St. Croix and St. Thomas and Venezuela; the North Latin America division (“NOLAD”), consisting of Costa

21.	Segment and geographic information (continued)

Rica, Mexico and Panama; and the South Latin America division (“SLAD”), consisting of Argentina, Chile, Ecuador, Peru and Uruguay. The accounting policies of the segments are the same as those described in Note 3.

As from January 1, 2016, the Company made changes in the allocation of certain expenses previously included in the corporate segment to the operating divisions in order to align the financial statement presentation with the revised allocation used by the Company's management as from that date. In accordance with ASC 280, Segment Reporting, the Company has restated its comparative segment information based on the new allocation of expenses.

The following table presents information about profit or loss and assets for each reportable segment:

	For the fiscal years ended December 31,
	2017	2016	2015
Revenues:
Brazil	$1,496,573	$1,333,237	$1,361,989
Caribbean division	474,822	409,671	398,144
NOLAD	386,874	363,965	367,364
SLAD	961,256	821,757	925,243
Total revenues	$3,319,525	$2,928,630	$3,052,740

Adjusted EBITDA:
Brazil	$218,172	$168,076	$174,102
Caribbean division	40,844	18,049	2,059
NOLAD	33,717	36,288	31,424
SLAD	87,083	76,327	100,718
Total reportable segments	379,816	298,740	308,303
Corporate and others (i)	(74,879)	(60,295)	(78,132)
Total adjusted EBITDA	$304,937	$238,445	$230,171

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017

Amounts in thousands of US dollars, except for share data and as otherwise indicated

21.	Segment and geographic information (continued)

	For the fiscal years ended December 31,
	2017	2016	2015
Adjusted EBITDA reconciliation:

Total Adjusted EBITDA	$304,937	$238,445	$230,171

(Less) Plus items excluded from computation that affect operating income:
Depreciation and amortization	(99,382)	(92,969)	(110,715)
Gains from sale or insurance recovery of property and equipment	95,081	57,244	12,308
Write-offs and related contingencies of property and equipment	(8,528)	(5,776)	(6,038)
Impairment of long-lived assets	(17,564)	(7,697)	(12,343)
Impairment of goodwill	(200)	(5,045)	(679)
Stock-based compensation related to the special awards in connection with the initial public offering under the 2011 Plan	—	—	(210)
Reorganization and optimization plan expenses	—	(5,341)	(18,346)
ADBV Long-Term Incentive Plan incremental compensation from modification	(1,409)	(281)	(741)
Operating income	272,935	178,580	93,407
(Less) Plus:
Net interest expense	(68,357)	(66,880)	(64,407)
Loss from derivative instruments	(7,065)	(3,065)	(2,894)
Foreign currency exchange results	(14,265)	32,354	(54,032)
Other non-operating expenses, net	(435)	(2,360)	(627)
Income tax expense	(53,314)	(59,641)	(22,816)
Net income attributable to non-controlling interests	(333)	(178)	(264)
Net income (loss) attributable to Arcos Dorados Holdings Inc.	$129,166	$78,810	$(51,633)

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017

Amounts in thousands of US dollars, except for share data and as otherwise indicated

21.	Segment and geographic information (continued)

	For the fiscal years ended December 31,
	2017	2016	2015
Depreciation and amortization:
Brazil	$52,442	$43,733	$48,849
Caribbean division	25,210	27,376	30,998
NOLAD	20,635	21,975	25,733
SLAD	15,292	14,477	19,340
Total reportable segments	113,579	107,561	124,920
Corporate and others (i)	5,978	5,478	8,068
Purchase price allocation (ii)	(20,175)	(20,070)	(22,273)
Total depreciation and amortization	$99,382	$92,969	$110,715

Property and equipment expenditures:
Brazil	$91,769	$42,657	$40,482
Caribbean division	16,759	14,387	11,756
NOLAD	17,565	10,117	14,623
SLAD	48,621	24,967	23,623
Others	52	154	480
Total property and equipment expenditures	$174,766	$92,282	$90,964

	As of December 31,
	2017	2016
Total assets:
Brazil	$786,897	$726,250
Caribbean division	416,541	355,568
NOLAD	271,558	247,546
SLAD	297,581	246,344
Total reportable segments	1,772,577	1,575,708
Corporate and others (i)	172,400	82,822
Purchase price allocation (ii)	(141,234)	(153,477)
Total assets	$1,803,743	$1,505,053

(i)	Primarily relates to corporate general and administrative expenses, corporate supply chain operations in Uruguay, and related assets. Corporate general and administrative expenses consist of corporate office support costs in areas such as facilities, finance, human resources, information technology, legal, marketing, restaurant operations, supply chain and training. As of December 31, 2017 and 2016, corporate assets primarily include corporate cash and cash equivalents.

(ii)	Relates to the purchase price allocation adjustment made at corporate level, which reduces the total assets and the corresponding depreciation and amortization.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017

Amounts in thousands of US dollars, except for share data and as otherwise indicated

21.	Segment and geographic information (continued)

The Company’s revenues are derived from two sources: sales by Company-operated restaurants and revenues from restaurants operated by franchisees. See Note 3 for more details. All of the Company’s revenues are derived from foreign operations.

Long-lived assets consisting of property and equipment totaled $890,736 and $847,966 at December 31, 2017 and 2016, respectively. All of the Company’s long-lived assets are related to foreign operations.

22.	Venezuelan operations

The Company conducts business in Venezuela where currency restrictions exist, limiting the Company’s ability to immediately access cash through repatriations at the government’s official exchange rate. The Company’s access to Venezuelan Bolívares (VEF) held by its Venezuelan subsidiaries remains available for use within this jurisdiction and is not restricted. The official exchange rate is established by the Central Bank of Venezuela and the Venezuelan Ministry of Finance and the acquisition of foreign currency at the official exchange rate by Venezuelan companies to pay foreign debt or dividends is subject to a registration and approval process by the relevant Venezuelan authorities. Since these restrictions are in place, the Company has not been able to access the official exchange rate to pay dividends and has been limited in its ability to pay royalties at the official exchange rate.

Revenues and operating income (loss) of the Venezuelan operations were $101,477 and $6,804, respectively, for fiscal year 2017; $51,615 and $(8,608), respectively, for fiscal year 2016; and $40,898 and $(28,329), respectively, for fiscal year 2015.

Since February 2013, the Venezuelan government has announced several changes in the currency exchange regulations. As a consequence, the Company reassessed the exchange rate used for remeasurement purposes as follows:

			Effects of exchange rate change
Period	Exchange rate System applied	Exchange rate at System date change (VEF per US) dollar)	Write down of inventories (i)	Impairment of long-lived assets (i)	Foreign currency exchange loss
From February 8, 2013 to February 28, 2014	Official exchange rate	6.30	—	—	15,379
From March 1, 2014 to May 31, 2014	SICAD	11.80	7,611	—	19,697
From June 1, 2014 to February 28, 2015	SICAD II	49.98	9,937	45,186	38,963
From March 1, 2015 to March 9, 2016	SIMADI	177.00	3,250	7,804	8,046
From March 10, 2016 to May 18, 2017	DICOM	215.34	401	—	117
From May 19, 2017 up to date	DICOM II	2,010.00	1,375	—	2,554

(i)	Presented within Other operating income (expenses), net

(ii)	Presented within Foreign currency exchange results

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017

Amounts in thousands of US dollars, except for share data and as otherwise indicated

22.	Venezuelan operations (continued)

Effective May 19, 2017, a new Exchange Agreement was issued setting new rules on foreign exchange transactions and replacing the existing mechanism called DICOM. Under the new regulation, the access to the supplementary floating market rate, called DICOM II, operates through an auction mechanism. To participate in DICOM II, the parties must be previously registered and make a sworn statement of the origin or destination of the funds. The first auction was published on May 31, 2017 with an exchange rate of 2,010 VEF per US dollar. As of December 31, 2017, the DICOM II exchange rate settled at 3,345 VEF per dollar.

In addition, the Company performed the impairment testing of its long-lived assets in accordance with the guidance within ASC 360-10-35, as mentioned in Note 3. As a result of the analysis, the Company recorded $8,563 during the fiscal year 2017, primarily associated to an advanced payment for a real estate given during the fourth quarter of 2013.

In addition to exchange controls, the Venezuelan market is subject to price controls. The Venezuelan government issued a regulation establishing a maximum profit margin for companies and maximum prices for certain goods and services. Although these regulations caused a delay in the pricing plan, the Company was able to increase prices during the fiscal year ended December 31, 2017.

The Company’s Venezuelan operations, and the Company’s ability to repatriate its earnings, continue to be negatively affected by these difficult conditions and would be further negatively affected by additional devaluations or the imposition of additional or more stringent controls on foreign currency exchange, pricing, payments, profits or imports or other governmental actions or continued or increased labor unrest. The Company continues to closely monitor developments in this dynamic environment, to assess evolving business risks and actively manage its operations in Venezuela.

23.	Shareholders’ equity

Authorized capital

The Company is authorized to issue to 500,000,000 shares, consisting of 420,000,000 Class A shares and 80,000,000 Class B shares of no par value each.

Issued and outstanding capital

At December 31, 2014, the Company had 210,216,043 shares issued and outstanding with no par value, consisting of 130,216,043 class A shares and 80,000,000 class B shares.

During fiscal years 2017, 2016 and 2015, the Company issued 361,284, 172,328 and 322,853 Class A shares, respectively, in connection with the partial vesting of restricted share units under the 2011 Equity Incentive Plan. Therefore, at December 31, 2017 , 2016 and 2015 the Company had 211,072,508; 210,711,224 and 210,538,896 shares issued and outstanding with no par value, consisting of 131,072,508; 130,711,224 and 130,538,896 Class A shares, respectively, and 80,000,000 for Class B shares for each year.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017

Amounts in thousands of US dollars, except for share data and as otherwise indicated

23.	Shareholders’ equity (continued)

Rights, privileges and obligations

Holders of Class A shares are entitled to one vote per share and holders of Class B shares are entitled to five votes per share. Except with respect to voting, the rights, privileges and obligations of the Class A shares and Class B shares are pari passu in all respects, including with respect to dividends and rights upon liquidation of the Company.

Distribution of dividends

The Company can only make distributions to the extent that immediately following the distribution, its assets exceed its liabilities and the Company is able to pay its debts as they become due.

During fiscal years 2017, 2016 and 2015, the Company did not declare a dividend distribution to its shareholders, with respect to its results of operations for fiscal years 2016, 2015 and 2014, respectively. During fiscal year 2014, the Company declared dividend distributions totaling $50,036. The last installment of that distribution was paid during the fiscal year 2015, amounting to $12,509.

Accumulated other comprehensive loss

The following table sets forth information with respect to the components of “Accumulated other comprehensive loss” as of December 31, 2017 and their related activity during the three-years in the period then ended:

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017

Amounts in thousands of US dollars, except for share data and as otherwise indicated

23.	Shareholders’ equity (continued)

	Foreign currency translation	Cash flow hedges	Post-employment benefits (i)	Total Accumulated other comprehensive loss
Balances at December 31, 2014	$(302,889)	$1,598	$(1,176)	$(302,467)
Other comprehensive (loss) income before reclassifications	(128,301)	20,487	(213)	(108,027)
Net (gain) loss reclassified from accumulated other comprehensive loss to consolidated statement of income	—	(14,209)	440	(13,769)
Net current-period other comprehensive (loss) income	(128,301)	6,278	227	(121,796)
Balances at December 31, 2015	(431,190)	7,876	(949)	(424,263)
Other comprehensive loss before reclassifications	(9,891)	(18,813)	(310)	(29,014)
Net loss reclassified from accumulated other comprehensive loss to consolidated statement of income	—	11,242	386	11,628
Net current-period other comprehensive (loss) income	(9,891)	(7,571)	76	(17,386)
Balances at December 31, 2016	(441,081)	305	(873)	(441,649)
Other comprehensive income (loss) before reclassifications	4,800	6,462	(938)	10,324
Net loss reclassified from accumulated other comprehensive loss to consolidated statement income	—	1,592	386	1,978
Net current-period other comprehensive income (loss)	4,800	8,054	(552)	12,302
Balances at December 31, 2017	$(436,281)	$8,359	$(1,425)	$(429,347)

Accumulated other comprehensive loss (continued)

(i)	Mainly related to a post-employment benefit in Venezuela established by the Organic Law of Labor and Workers (known as “LOTTT”, its Spanish acronym) in 2012. This benefit provides a payment of 30 days of salary per year of employment tenure based on the last wage earned to all workers who leave the job for any reason. The term of service to calculate the post-employment payment of active workers run retroactively since June 19, 1997. The Company obtains an actuarial valuation to measure the post-employment benefit obligation, using the projected unit credit actuarial method and measures this benefit in accordance with ASC 715-30, similar to pension benefit.

24.	Earnings (loss) per share

The Company is required to present basic earnings per share and diluted earnings per share in accordance with ASC 260. Earnings per share are based on the weighted average number of shares outstanding during the period after consideration of the dilutive effect, if any, for common stock equivalents, including stock options and restricted share units. Basic earnings per common share are computed by dividing net income available to common shareholders by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per common share are computed by dividing net income by the weighted average number of shares of common stock outstanding and dilutive securities outstanding during the period under the treasury method.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017

Amounts in thousands of US dollars, except for share data and as otherwise indicated

24.	Earning (loss) per share (continued)

The following table sets forth the computation of basic and diluted net (loss) income per common share attributable to Arcos Dorados Holdings Inc. for all years presented:

	For the fiscal years ended December 31,
	2017	2016	2015
Net income (loss) attributable to Arcos Dorados Holdings Inc. available to common shareholders	$129,166	$78,810	$(51,633)
Weighted-average number of common shares outstanding - Basic	210,935,685	210,646,955	210,436,232
Incremental shares from assumed exercise of stock options (i)	—	—	—
Incremental shares from vesting of restricted share units	1,060,726	377,653	160,122
Weighted-average number of common shares outstanding - Diluted	211,996,411	211,024,608	210,596,354

Basic net income (loss) per common share attributable to Arcos Dorados Holdings Inc.	$0.61	$0.37	$(0.25)
Diluted net income (loss) per common share attributable to Arcos Dorados Holdings Inc.	$0.61	$0.37	$(0.25)

(i)	Options to purchase shares of common stock were outstanding during fiscal years 2017, 2016 and 2015. See Note 17 for details. These options were not included in the computation of diluted earnings per share because their inclusion would have been anti-dilutive.

25.	Related party transactions

The Company has entered into a master commercial agreement on arm’s length terms with Axionlog, a company under common control that operates the distribution centers in Argentina, Chile, Colombia, Ecuador, Mexico, Peru, Uruguay and Venezuela (the “Axionlog Business”). Pursuant to this agreement Axionlog provides the Company distribution inventory, storage and transportation services in the countries in which it operates. On November 9, 2011 the Company entered into a revolving loan agreement as a creditor with Axionlog Distribution B.V., a holding company of the Axionlog Business, for a total amount of $12 million at an interest rate of LIBOR plus 6%, in line with interest rates prevailing in the market at the time of the agreement. Notwithstanding the fact that the loan maturity date was November 7, 2016 the parties decided to terminate the agreement early as of May 27, 2016. As a result, the Company collected the outstanding principal amount of $1,800.

The following table summarizes the outstanding balances between the Company and the Axionlog Business as of December 31, 2017 and 2016:

	As of December 31,
	2017	2016
Accounts and notes receivable	$1,097	$—
Other receivables	979	1,050
Miscellaneous	3,126	3,612
Accounts payable	(11,727)	(10,355)

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017

Amounts in thousands of US dollars, except for share data and as otherwise indicated

The following table summarizes the transactions between the Company and the Axionlog Business for the fiscal years ended December 31, 2017, 2016 and 2015:

	Fiscal years ended December 31,
	2017	2016	2015
Food and paper (i)	$(173,387)	$(163,536)	$(164,882)
Occupancy and other operating expenses	(4,281)	(3,882)	(2,499)
Net interest income	—	47	461

(i)	Includes $48,773 of distribution fees and $124,614 of suppliers purchases managed through the Axionlog Business for the fiscal year ended December 31, 2017; $40,714 and $122,822, respectively, for the fiscal year ended December 31, 2016; and $44,170 and $120,712, respectively, for the fiscal year ended December 31, 2015.

As of December 31, 2017 and 2016, the Company had other receivables totaling $2,112 and $1,315, respectively and accounts payable with Lacoop, A.C. and Lacoop II, S.C. totaling $1,113 and $1,299, respectively.

26.	Valuation and qualifying accounts

The following table presents the information required by Rule 12-09 of Regulation S-X in regards to valuation and qualifying accounts for each of the periods presented:

26.	Valuation and qualifying accounts (continued)

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017

Amounts in thousands of US dollars, except for share data and as otherwise indicated

Description	Balance at beginning of period	Additions (i)	Deductions (ii)	Translation	Balance at end of period
Year ended December 31, 2017:
Deducted from assets accounts:
Allowance for doubtful accounts (iii)	$16,367	$6,386	$(1,244)	$(42)	$21,467
Valuation allowance on deferred tax assets	290,620	8,382	(27,515)	164	271,651
Reported as liabilities:
Provision for contingencies	18,112	36,160	(26,137)	(179)	27,956
Total	$325,099	$50,928	$(54,896)	$(58)	$321,073
Year ended December 31, 2016:
Deducted from assets accounts:
Allowance for doubtful accounts	$12,768	$5,367	$(1,647)	$(121)	$16,367
Valuation allowance on deferred tax assets	297,891	36,778	(24,967)	(19,082)	290,620
Reported as liabilities:
Provision for contingencies	20,578	28,577	(32,049)	1,006	18,112
Total	$331,237	$70,722	$(58,663)	$(18,197)	$325,099
Year ended December 31, 2015:
Deducted from assets accounts:
Allowance for doubtful accounts	$9,373	$6,656	$(2,615)	$(646)	$12,768
Valuation allowance on deferred tax assets	301,012	49,879	(401)	(52,599)	297,891
Reported as liabilities:
Provision for contingencies	12,204	37,729	(24,858)	(4,497)	20,578
Total	$322,589	$94,264	$(27,874)	$(57,742)	$331,237

(i)	Additions in valuation allowance on deferred tax assets are charged to income tax expense.

Additions in provision for contingencies are explained as follows:

Fiscal years 2017, 2016 and 2015 – Relate to the accrual of $36,160, $28,577 and $37,729, respectively. See Note 18 for details.

(ii)	Deductions in valuation allowance on deferred tax assets are charged to income tax expense.

Deductions in provision for contingencies are explained as follows:

Corresponds to the settlements and reclassifications amounting to $25,427 and $710, respectively, during fiscal year 2017; $20,554 and $11,495, respectively, during fiscal year 2016; and $23,415 and $1,443, respectively, during fiscal year 2015; as discussed in Note 18.

(iii)	At December 31, 2017, presented in the consolidated balance sheet as follow: $19,791 within Accounts and notes receivable, net and $1,676 within Other receivables.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017

Amounts in thousands of US dollars, except for share data and as otherwise indicated

27.	Subsequent events

During February 2018, the Venezuelan government announced the unification of the formerly exchange rate systems, DIPRO and DICOM II, into a sole foreign exchange mechanism called DICOM. The unified system operates through an auction mechanism similar to the formerly DICOM II. The first auction was published on February 5, 2018, with and exchange rate of 25,000 VEF per US dollar. As a result of the announcement, the Company will reassess the exchange rate used for remeasurement purposes as of March 31, 2018, based on any new available information. As of December 31, 2017, the Company’s local currency denominated net monetary position was $(9.7) (including $13.0 of cash and cash equivalents). In addition, Venezuela’s non-monetary assets were $75.2 (including approximately $33.5 of fixed assets and advances to suppliers).

On March 20, 2018, the Company approved a dividend distribution to all Class A and Class B shareholders of $0.10 per share, to be paid in two equal installments of $0.05 per share on April 5, 2018 and October 5, 2018.